SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 30, 2001

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_	Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___	No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: August 2, 2001	By:	/s/ Nancy C. Gardner

REUTERS [LOGO] International News Release Reuters Group PLC Interim Statement For the six months ended 30 June 2001 Reuters Group PLC 85 Fleet Street London EC4P 4AJ Tel: 020 7250 1122 Reg. No 3296375

1

Reuters Group PLC

Highlights of the Interim Results for the six months to 30 June 2001

24 July 2001	No. 18/01

•	Revenue up 14% to £1.9 billion.

•	Reuters Financial revenue up 9%.

•	Operating profit from the Divisions increased by 6%, underscoring resilience of Reuters core business.

•	Instinet operating profit up 28%, with record US equity market share.

•	Normalised profit before tax down 17% to£227 million, reflecting increased investment in the business transformation programme.

•	Normalised EPS of 10.4p (12.8p).

•	Interim dividend up 5% to 3.85p.

•	Strong balance sheet and cash generation.

•	Cost saving programmes accelerated and increased, supporting future profitability. Reuters headcount to be reduced by 1,100 over two years.

•	New organisation to drive revenue growth.

•	Tom Glocer, Chief Executive, said:

“This is a sound set of results reflecting a resilient core business. We are accelerating the business transformation programme and taking new actions to drive profit growth in the slower market conditions we expect to continue through the end of the year. At the same time, we are establishing a new organisation to focus intensively on our strategic goals and on our customers to drive future revenue growth.

“It is reassuring that Reuters has once again proved able to capture shareholder value in volatile stock markets through the successful IPO of our Instinet subsidiary in May.

“I salute Peter Job on his retirement from the Group. His record of achievement over 10 years as Chief Executive and 38 in total at the Company stands as a testament to his skill, leadership and commitment to Reuters.”

2

GROUP REVIEW

Reuters Group revenue for the first half of the year rose 14% to £1,940 million (US$2,755 million). Underlying revenue, stated at comparable exchange rates and excluding acquisitions and disposals, rose by 8%.

Operating profit from the Divisions rose 6% to £330 million (US$469 million), before costs of the company’s business transformation programme, reflecting the resilience of Reuters business in increasingly challenging conditions. Operating profit in Reuters Financial rose 6% to £262 million (US$372 million) and at Instinet increased by 28% to £108 million (US$152 million).

Normalised profit before tax, which includes business transformation costs but excludes amortisation of goodwill, impairment provisions and gains on the disposal of fixed asset investments and subsidiaries, was £227 million (US$322 million) compared to £273 million (US$388 million) in the first half of 2000. Increased profit from the divisions was offset by higher business transformation costs and start-up losses from joint ventures and associates.

Profit before tax (PBT) fell 21% to £357 million (US$506 million). Included in PBT were net gains on disposals of £170 million (US$241 million), primarily made up of a £200 million (US$284 million) gain which arose as a consequence of the Instinet IPO, and various impairment provisions. The equivalent figure last year was £210 million (US$298 million), which included a book profit from the follow-on offering in TIBCO Software.

Tax charges for 2000 were restated due to the adoption this year of Financial Reporting Standard 19 on deferred tax.

Normalised earnings per share were 10.4p (12.8p restated). The interim dividend is increased by 5% to 3.85p per share.

The Group continued to be cash generative during the first six months, producing net funds at 30 June of £11 million (US$15 million) compared to net debt of £34 million (US$48 million) at the end of 2000. Cash proceeds of £341 million (US$484 million) from the IPO of Instinet were partially offset by £53 million (US$75 million) in initial funding requirements for the proposed purchase of certain assets of Bridge Information and £48 million (US$68 million) for the acquisition of Diagram, a French provider of back office solutions for financial institutions.

Business Transformation Programme
The transformation programme consists of several major initiatives. The goals are to increase revenues by introducing next-generation products and capabilities and to reduce costs by both moving to an IP-based product architecture and applying internet technologies to internal business processes.

3

During the first six months, expenditure on the business transformation programme was £74 million (US$105 million). Reuters estimates it will spend £165 million (US$234 million) on business transformation this year, compared to £139 million (US$197 million) in 2000. This is in line with the original estimate of £300 million (US$426 million) to be spent over two years. As noted in February, business transformation spending will begin to fall away next year as individual projects are completed and internal resources are redeployed. Reuters estimates it will spend in the order of £75 million (US$107 million) in 2002 on business transformation. The benefits of these initiatives are already coming through, with some £50 million (US$71 million) of cost savings expected this year, £105 million (US$149 million ) in 2002 and £155 million (US$220 million) in 2003 and thereafter.

In addition to initiatives associated with the business transformation programme, Reuters intends to realise further cost savings in response to continuing weak market conditions. In the second half of 2001, Reuters will take a one-off charge of £25 million (US$36 million), which is expected to result in savings of £10 million (US$14 million) in 2001 and £35 million (US$50 million) in 2002. In addition, Instinet will spend £20 million (US$28 million) in the third quarter for expected savings of £15 million (US$21 million) in 2001 and £50 million (US$71 million) in 2002.

As a result of the business transformation programme and other cost saving measures, Reuters plans to reduce its headcount by approximately 1,100, split equally between 2001 and 2002. The cost of these reductions is covered by the planned levels of business transformation spending through to the end of 2002 as well as the additional one-off charge of £25 million (US$36 million) taken this year. Separately, Instinet expects to reduce its own headcount by 240 by the end of 2001. The decision to reduce staffing levels was taken after a detailed and carefully considered evaluation of Reuters business needs. Where possible, these reductions will be taken through natural turnover.

As previously announced, Reuters is implementing a new organisational structure designed to deliver revenue growth, higher margins and enhanced customer focus. This new organisation will simplify the company’s operations, provide integrated solutions for customers and better exploit Reuters global scale and service capabilities. The new organisation is built around four customer segments: Treasury, Investment Banking and Brokerage, Asset Management, and Corporates and Media. Reuters will begin reporting its financial results in line with this new structure in 2002 while also providing comparative historical figures.

Prospects
Reuters expects to see growth from its core Reuters Financial business in the second half, although the rate will slow as a result of market conditions. Reuters Financial expects its recurring subscription-based revenues to grow 3% on an underlying basis in the second half compared to 5% in the first half. One-off solution sales, which grew by 20% in the first half, are more difficult to predict but Reuters is forecasting growth of around 10% in the second half based on a good sales pipeline.

For Reuters Financial, weak net orders this year are likely to impact growth into next year. However, Reuters expects that underlying profitability will be supported by faster implementation of the business transformation programme and the introduction of new cost saving measures.

In addition, the new organisation structure is designed to drive future revenue growth.

DIVISIONAL REVIEW

Reuters Financial
Revenue rose 9% to £1,333 million (US$1,893million) and 6% on an underlying basis. Operating profit increased to £262 million (US$372 million), representing a rise of 6% on both an actual and underlying basis.

Within Reuters Financial, Reuters Information revenue was up 7% on an underlying basis, reflecting continued growth in demand for the flagship information product, 3000 Xtra. Sales rose to over 43,000 units from 27,000 at year-end. There was strong underlying growth in Europe, the UK and North America. Growth was slower in Asia/Pacific, reflecting tougher market conditions.

Revenue from Reuters Trading Solutions (RTS) increased 3% on an underlying basis. Strong one-off solutions sales of middleware software and trade and risk management products drove Applications and Enterprise Solutions (AES) revenue 10% higher on an underlying basis. Retail Solutions products, aimed at providers of personal finance services, grew strongly off a low base, with underlying revenue up 51%. These solutions-based revenues helped to offset an 8% decline in Transactions revenues, which were affected by banking consolidation in the early part of last year and the knock-on impact on foreign exchange markets.

Reuterspace
Revenue growth of 34% reflected the contribution from two acquisitions during 2000: ORT, the French company information provider, and The Yankee Group, the technology research/advisory organisation. Underlying revenue growth was 6%.

Operating losses were £38 million (US$53 million) compared to £23 million (US$33 million) during the first six months last year. Investments included expenditure on a global portal architecture which Reuters intends to leverage to support a variety of initiatives aimed at extending the reach of the Reuters brand and helping clients enhance the value of their own online offerings.

The Greenhouse Fund, which was established in 1995 to identify new technology and business models, made gains on disposals of £32 million (US$45 million) and impairment provisions of £56 million (US$80 million) during the first half of the year. Overall, Reuters has invested £280 million (US$398 million) in the Fund and realised cash of £219 million (US$311 million) from initial public offerings, trade sales and distributions of these investments. This cumulative net investment of £61 million (US$87 million) has produced a portfolio of 17 quoted investments with a market value of £24 million (US$34 million) and 72 unquoted investments with a book value of £172 million (US$244 million) at 30 June 2001.

In June, Reuters transferred the management of the Greenhouse Fund portfolio to a new, independent company, RVC. This is an example of how Reuters is streamlining its operations and focusing on core activities while still realising the benefit of strategic investments. Reuters intends to invest in funds set up by the new company.

Instinet
Instinet’s revenue rose 27% to £482 million (US$684 million) and 17% on an underlying basis. Instinet’s operating profit improved 28% to £108 million (US$152 million). Underlying operating profit increased 15%.

5

Instinet’s share of the US equities market rose to a record high of 10.3% in the second quarter, compared to 9.2% in the equivalent quarter last year. Nasdaq market share was 15.3% in the second quarter, up from 13.6% a year ago and 15.1% in the first quarter this year. Instinet traded 38.8 billion Nasdaq-quoted shares in the first half, compared with 26.5 billion in the same period last year, a 46% increase.

In May, Instinet successfully completed an initial public offering at US$14.50 per share. The 15.1% reduction in Reuters stake generated a gain on disposal of £200 million (US$284 million) for Reuters.

Joint Ventures and Associates
The Reuters Group share of operating losses from associates and joint ventures was £28 million (US$40 million) in the first half of the year compared with a profit of £3 million (US$4 million) last year. The movement reflects start-up losses from new ventures including Radianz, Atriax, and Sila, all of which have become operational during the last 12 months. The figure also included £5 million (US$7 million), which represented Reuters share of a one-time restructuring charge taken by TIBCO Software Inc. in the second quarter.

BRIDGE

During the second quarter, Reuters won an auction for certain assets of Bridge Information Systems with a bid of US$275 million plus payment of certain liabilities and commitments to provide interim funding to Bridge and its network provider, Savvis Communications. Those assets will greatly enhance Reuters presence in the US buy side market and allow Reuters to expand its product offering as well as connect its international customer base with Bridge’s largely-US clientele. The proposed acquisition is under review by the US Department of Justice. Reuters currently anticipates completing the acquisition by the end of the third quarter, subject to regulatory review and approvals and various other closing conditions. In the interim, Reuters is preparing for the transfer of relevant assets, extending job offers to Bridge employees in the businesses to be acquired, and developing integration plans for implementation following the closing.

BOARD CHANGES

Tom Glocer succeeded Peter Job as Chief Executive on 23 July 2001. As previously announced, Geoff Weetman, Group Human Resources Director, has joined the Board. Jean-Claude Marchand has left the Board and Rob Rowley will leave in December.

END

6

Summary of Results

The following is a summary of the unaudited results of Reuters Group PLC (Nasdaq symbol: RTRSY) for the six months to 30 June 2001:

	Six months to 30 June		% change		Six months to 30 June
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m

Group revenue	1,940	1,696	14%	8%	2,755	2,409

Operating profit	222	244	(9%)	(14%)	315	347

Profit before taxation	357	450	(21%)		506	639

Basic earnings per ordinary
share*	19.1p	24.3p	(21%)

Earnings per ADS*	US$1.63	US$2.07	(21%)

Dividend per ordinary
share: Interim	3.85p	3.65p	5%

Number of ordinary shares
ranking for dividend
(millions)	1,405	1,404

Notes:

•	This summary is taken from, and should be read in conjunction with, the attached interim statement and notes.

•	Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates.

•	For convenience all US dollar equivalents have been converted throughout this news release at US$1.42 = £1, a rate prevailing on 30 June 2001.

•	The interim dividend is payable on 5 September 2001 to ordinary shareholders on the register at 3 August 2001 and on 12 September 2001 to ADS holders on the register at 3 August 2001.

•	This news release includes forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the forward-looking statements discussion and “Risk Factors” included in this press release.

•	* Following early adoption of FRS 19 basic earnings per ordinary share and Earnings per ADS for the six months to 30 June 2000 have been restated.

•	Reuters and the sphere logo are the trademarks of the Reuters Group of Companies.

7

Revenue Analysis – Six Months to 30 June 2001

	Six months to 30 June		% change		Six months to 30 June		Year to 31 December
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m	2000 £m	2000 US$m

Revenue analysis by
division

Reuters Information	922	849	9%	7%	1,310	1,206	1,737	2,467
Reuters Trading Solutions	411	372	11%	3%	583	528	822	1,167

Reuters Financial	1,333	1,221	9%	6%	1,893	1,734	2,559	3,634
Reuterspace	130	97	34%	6%	185	138	235	334
Instinet	482	381	27%	17%	684	541	804	1,141

Divisional
revenue	1,945	1,699	15%	8%	2,762	2,413	3,598	5,109
Share of joint
ventures revenue	51	38	35%	19%	72	54	86	122
Intra-group
revenue	(5)	(3)	105%	98%	(7)	(4)	(6)	(9)

Gross revenue	1,991	1,734	15%	8%	2,827	2,463	3,678	5,222
Less share of
joint ventures
revenue	(51)	(38)	35%	19%	(72)	(54)	(86)	(122)

Group revenue	1,940	1,696	14%	8%	2,755	2,409	3,592	5,100

Revenue
analysis by type

Recurring	1,344	1,223	10%	5%	1,908	1,737	2,537	3,602
Usage	516	411	26%	16%	733	584	863	1,225
Outright	80	62	29%	20%	114	88	192	273

Total	1,940	1,696	14%	8%	2,755	2,409	3,592	5,100

Revenue
analysis by
geography

Europe, Middle
East and Africa
(EMA)	910	821	11%	7%	1,292	1,167	1,689	2,398
The Americas	766	615	25%	12%	1,088	873	1,344	1,908
Asia/Pacific	264	260	2%	2%	375	369	559	794

Total	1,940	1,696	14%	8%	2,755	2,409	3,592	5,100

Note: Share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz. 8

Revenue Analysis – Second Quarter 2001

	Three months to 30 June		% change		Three months to 30 June
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m

Revenue analysis
by division

Reuters Information	464	432	7%	7%	659	614
Reuters Trading
Solutions	211	196	8%	—	300	278

Reuters Financial	675	628	7%	4%	959	892
Reuterspace	65	54	21%	3%	93	77
Instinet	232	184	27%	14%	329	261

Divisional revenue	972	866	12%	6%	1,381	1,230
Share of joint
ventures revenue	26	20	32%	16%	37	28
Intra-group revenue	(2)	(2)	65%	58%	(3)	(3)

Gross revenue	996	884	13%	6%	1,415	1,255
Less share of joint
ventures revenue	(26)	(20)	32%	16%	(37)	(28)

Group revenue	970	864	12%	6%	1,378	1,227

Revenue analysis
by type

Recurring	676	621	9%	5%	961	883
Usage	250	200	26%	13%	355	283
Outright	44	43	2%	(7%)	62	61

Total	970	864	12%	6%	1,378	1,227

Revenue analysis
by geography

Europe, Middle East
and Africa (EMA)	456	413	10%	7%	648	586
The Americas	383	317	21%	8%	544	451
Asia/Pacific	131	134	(2%)	1%	186	190

Total	970	864	12%	6%	1,378	1,227

Note: Share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz. 9

Review of Interim Results

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’ as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such factors.

1.  Financial performance

	Six months to 30 June
	2001 £m	2000 £m

Revenue	1,940	1,696

Operating profit - divisions	330	312
Operating profit - business transformation	(74)	(41)

Normalised operating profit	256	271
JVs, associates & investment income	(25)	4
Net interest payable	(4)	(2)

Normalised PBT	227	273
Goodwill amortisation	(40)	(33)
Net gains on disposals	170	210

Reported PBT	357	450
EPS	19.1p	24.3p
Normalised EPS	10.4p	12.8p

Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates.

Normalised profits and earnings exclude amortisation of goodwill, impairment provisions and gains/losses on the disposal of subsidiaries and fixed asset investments.

In the first half of the year, actual revenue increased 14% to £1,940 million compared to the same period in 2000 and underlying revenue increased 8%.

Divisional profit before goodwill and business transformation costs increased 6% in the first half of 2001 to £330 million. Underlying divisional operating profit grew 2%.

Expenditure relating to the Business Transformation Programme, announced in February 2000, was £74 million in the first six months of 2001 compared to £41 million in the first half of 2000.

Normalised operating profit, which includes business transformation costs, fell 6% in the six months to 30 June 2001 to £256 million.

Reuters share of net operating results (before goodwill) in associates and joint ventures fell from a profit of £3 million in the first half of 2000 to a loss of £28 million in the same period of 2001 as a number of the affiliates were formed or commenced operations in the second half of 2000. In the six months to 30 June 2001 a profit from Factiva was more than offset by losses reported by Radianz, TIBCO Software Inc. (TSI), Atriax, Sila Communications and Multex Investor Europe.

Income from fixed asset investments was £3 million in the first half of 2001 compared to £1 million in the same period of 2000.

The £4 million net interest expense in the first half of 2001 comprised £9 million of interest receivable from associates and joint ventures and £13 million of net interest payable. This compared to a £2 million net interest expense in the same period of 2000.

Normalised profit before tax fell by 17% in the first half of 2001 to £227 million. The decline reflects, in particular, the increased investment in the Business Transformation Programme and the increasing losses from Reuters affiliates, partly offset by underlying growth in Reuters Financial (RF) and Instinet Corporation (Instinet).

Total goodwill amortisation in the six months to 30 June 2001 was £40 million, of which £6 million related to associates and joint ventures. This compares to goodwill amortisation of £33 million in the first half of 2000 of which £6 million was in respect of associates and joint ventures.

10

Net gains on disposals were £170 million compared to £210 million in the first half of 2000. In May 2001 the initial public offering (IPO) of 36.8 million shares of Instinet, representing 15.1% of the outstanding shares resulted in a gain for Reuters of £200 million. In the first half of 2000, the follow-on public offering of TSI generated a book profit for Reuters of £160 million. Reuters did not sell any shares in the Instinet IPO or the TSI follow-on offering.

Profits on disposals of Greenhouse investments of £32 million in the first half of 2001 were offset by a write-down of £56 million to reflect a decline in the carrying value of certain investments. Net Greenhouse gains in the first half of 2000 were £42 million.

Reported profit before tax fell by 21% to £357 million in the six months to 30 June 2001.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) declined 14% to £355 million on a normalised basis and fell 16% to £525 million on a reported basis.

The tax charge for the first half of 2001 is based on an actual rate of 24% on profit, compared with a rate of 24% (restated) in the same period of 2000 and the current UK corporate tax rate of 30%. The Group has derived tax benefits in both 2001 and 2000 from the fact that not all of its profits have been subject to tax. In 2001, the book profit of £200 million resulting from the Instinet IPO was not subject to tax. In 2000 the book profit of £160 million resulting from the TSI follow-on public offering in TIBCO Software Inc. was similarly not subject to tax.

The interim dividend in 2001 increased 5% to 3.85p, compared with the 2000 interim dividend of 3.65p per share. Dividends continue to be aligned to the results of Reuters Financial.

Basic earnings per share fell by 21% in the six months to 30 June 2001 from 24.3p to 19.1p reflecting the impact of business transformation costs and increased losses from Reuters affiliates. Normalised earnings per share decreased 19% in the first half of 2001.

Business Transformation

The Business Transformation Programme initiatives continue to be categorised into two groups:

The development of a new product architecture that will create new personalised products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support, and a customer-focused and rapid approach to product development.

Organisation and process transformation that will create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments. The new organisation will be built around four market segments: Treasury; Investment Banking and Brokerage; Asset Management; and Corporates/Media. Reuters will begin reporting its results in line with the new structure in 2002.

Business transformation spend for the six months to 30 June 2001 was £74 million, of which £35 million related to new product architecture and £39 million related to organisation and process transformation. Business transformation spend in the first half of 2000 was £41 million. Reuters now expects to spend £165 million on business transformation this year, compared to £139 million in 2000. This is in line with the original estimate of £300 million to be spent over two years. Business transformation spending will begin to fall away next year. Reuters now estimates it will spend in the order of £75 million in 2002. The benefits of these initiatives are already coming through, with some £50 million in cost savings expected this year, £105 million in 2002 and £155 million in 2003 and thereafter. Cost savings in 2003 are expected from:

£m

Distribution	45
e-Procurement	40
Streamlining internal processes	15
New Organisation	55

Total	155

11

Cash Flow

	Reuters £m	Instinet £m	Total £m

Normalised operating profit	148	108	256
Depreciation	98	26	124
Capex	(111)	(58)	(169)
Working capital	(24)	(127)	(151)

Divisional cash flow	111	(51)	60

Bridge initial funding			(53)
Acquisitions/Disposals			276
Dividends/Taxation			(270)
Other			32

Movement			45

Net funds as at 30 June 2001 was £11 million, compared to net debt of £34 million as at 31 December 2000. Reuters and Instinet’s capital expenditure was impacted by the costs of fitting out the new office building in New York. Instinet’s working capital was also impacted by settlement timing differences, which were especially large on June 30, 2001 because of large trading volumes.

2.  Operating performance

Revenue by type

	Six months to 30 June
	2001%	2000%

Recurring	69	72
Usage	27	24
Outright	4	4

Total	100	100

Recurring revenue is principally derived from the sale of subscription services. During the first six months of 2000 and 2001, over two thirds of recurring revenue was generated by Reuters Financial and the majority of the remainder was generated by Reuterspace.

Usage-based revenue is principally derived from Instinet and Reuters Financial’s Dealing 2000-2 product.

Outright revenue comprises once-off solution sales, the vast majority of which was generated by Reuters Financial.

Revenue by geography

	Six months to 30 June
Revenue	2001 £m	2000 £m

EMA	910	821
RAM	766	615
AP	264	260

Total	1,940	1,696

Revenue growth in Europe, Middle East and Africa (EMA) in the first half of 2001 was 11% at actual rates and 7% on an underlying basis.

The Americas (RAM) revenue grew 25% at actual rates and 12% on an underlying basis in the six months to 30 June 2001.

Actual revenue growth in Asia/Pacific (AP) was 2% in the first half of 2001 and underlying growth was 2%.

Divisional performance

Divisional operating profit, as discussed below, excludes business transformation costs and goodwill. Net currency effect comprises losses on hedging activities partially offset by balance sheet revaluation gains.

	Six months to 30 June
	2001 £m	2000 £m

Reuters Financial	262	248
Reuterspace	(38)	(23)

Reuters	224	225
Instinet	108	84
Net currency effect	(2)	3

Divisional operating profit	330	312

12

Reuters Financial

Reuters Financial comprises Reuters Information (RI) and Reuters Trading Solutions (RTS). Although RI and RTS revenues are separately discussed below, performance for the division is shown in total, reflecting the way it is managed.

	Six months to 30 June
	2001 £m	2000 £m

Revenue	1,333	1,221

Operating profit	262	248
Operating Margin	20%	20%

Reuters Information

RI provides information products for financial professionals. The division’s focus is on four main markets: equities; foreign exchange and money; commodities (including energy); and fixed income.

Underlying revenue growth	2000		2001
by quarter	Q3	Q4	Q1	Q2

Reuters Information	7%	9%	7%	7%

	Six months to 30 June
RI revenue analysis	2001 £m	2000 £m

High Tier (International products)	435	390
Middle Tier (Domestic products)	105	109
Other Revenue (site fees, exchange	382	350
fees, 3rd party data etc)

Total revenue	922	849

High Tier revenue growth continued to be driven by sales of 3000 Xtra, our flagship information product, with over 43,000 accesses sold and more than 21,000 installed by the end of June 2001, compared with over 27,000 sold and 10,800 installed as at 31 December 2000.

Underlying revenue growth in Middle Tier products was 5% compared to the same period in 2000 with strong sales offset by cancellations, particularly with respect to e-brokers.

Other Revenue included additional information sets and add-on services, which have grown in line with RI as a whole. Approximately 40% of Other Revenue was recovery of exchange, installation and communication fees for which there was an almost equal and opposite cost.

On a geographic basis, underlying revenue growth in the first half of 2001 was 10% in Continental Europe, 7% in the UK and Ireland and 6% in the Americas. Growth in Asia/Pacific of 2% reflected the economic downturn currently being experienced in this region.

Reuters Trading Solutions

RTS aims to meet the technology and transaction needs of clients in treasury and banking, corporate treasuries, securities broking and sales, asset management and personal financial services. RTS comprises three business groupings: Transactions; Applications and Enterprise Solutions; and Retail Solutions.

Underlying revenue growth	2000		2001
by quarter	Q3	Q4	Q1	Q2

Reuters Trading Solutions	2%	14%	7%	0%

Overall RTS actual revenue growth was 11% in the first half of 2001, compared to the same period in 2000, driven mainly by strong sales in Retail Solutions products. Underlying revenue growth in the six months to 30 June 2001 was 3%.

	Six months to 30 June
RTS revenue analysis	2001 £m	2000 £m

Transactions	190	203
Applications and Enterprise Solutions	179	153
Retail Solutions	42	16

Total revenue	411	372

Underlying revenue in Transactions fell 8% in the first half of 2001 compared to the first half of 2000, a reflection of the continuing pressures faced in the foreign exchange market.

Applications and Enterprise Solutions (AES) growth continues at the double digit level seen in the second half of 2000. This was driven by strong sales of middleware software and trade and risk management products.

Retail Solutions products, aimed at providers of personal finance services, continue to be in strong demand. This grouping now includes lower tier information products formerly part of Reuters Information (Reuters Markets Monitor, Reuters Markets View and Online Investor Services).

13

Reuterspace

Reuterspace was formed in 2000 to utilise existing Reuters assets to exploit new market opportunities beyond the traditional wholesale financial market.

Underlying revenue growth	2000		2001
by quarter	Q3	Q4	Q1	Q2

Reuterspace	17%	19%	9%	3%

Actual revenue in the six months to 30 June 2001 was 34% higher than in the corresponding 2000 period, reflecting the full year impact of the acquisitions of OR Telematique (ORT) in France and Yankee Group in the US. Underlying revenue growth of 6% also reflected the impact of discontinued software development activities.

	Six months to 30 June
	2001 £m	2000 £m

Revenue	130	97

Operating loss	(38)	(23)
Operating margin	(29%)	(23%)

Media revenue growth in the first half of 2001 was 9% on an underlying basis compared with the first half of 2000, reflecting the more challenging sales environment for Online products, particularly in the US.

Investment continued in the Reuters.com portal infrastructure, related applications and Online media expansion aimed at extending the Reuters brand direct to the consumer. Business investment included the Kalends future event information business, operating costs of the Greenhouse Fund, and further investments assessing the scale of opportunity for new business models.

Greenhouse Fund

Greenhouse performance	Six months to 30 June 2001 £m	Full Year 2000 £m

Gains on disposals	32	83
Impairment provision	(56)	(30)

	(24)	53

Investments
Quoted at market value	24	99
Unquoted at book value	172	212

At present the Greenhouse portfolio has holdings in 17 quoted companies, 58 unlisted companies and 14 venture funds. At 30 June 2001 the market value of quoted investments was £24 million, compared to £99 million at the end of December 2000, a fall of £75 million. Of this, £47 million is due to realisation on disposal and the remaining £28 million is due to a fall in stock prices. Overall, Reuters has invested £280 million in the Greenhouse Fund, and has subsequently realised cash of £219 million from initial public offerings, trade sales and distributions from these investments.

At 30 June 2001, the book value of unquoted Greenhouse investments was £172 million, compared to £212 million at the end of 2000. This decline largely reflects provisions made to bring the carrying value of investments in line with their estimated realisable value, where it is believed that this is lower than the original cost.

Effective from 14 June 2001, the Greenhouse portfolio is now managed by RVC, an independent company established by the former Greenhouse Fund management. The RVC management team are planning to commence a new fund in the latter half of this year. Reuters has committed to invest in the first fund and has an option to invest in future funds.

Instinet

Instinet provides global electronic equity and fixed income brokerage services to investment professionals.

Underlying revenue growth	2000		2001
by quarter	Q3	Q4	Q3	Q2

Instinet	32%	44%	20%	14%

In the first half of 2001 overall revenue growth was 27% compared to the same period last year. Excluding the impact of currency movements and the acquisition of Lynch, Jones & Ryan (LJR), revenue growth was 17%. The approximate split of revenue between US equities and non-US equities was 85% to 15%.

14

	Six months to 30 June
	2001 £m	2000 £m

Revenue	482	381

Operating profit	108	84
Operating margin	22%	22%

The growth in revenue comes on the back of increased trading activity compared to the same period last year: a 46% increase on Instinet’s Nasdaq volumes and a 25% increase on Instinet’s NYSE volumes.

Instinet’s market share of the NYSE was essentially unchanged at 3% but the share of the Nasdaq market has grown from 12.4% in the first six months of 2000 to 15.2% in the same period this year. Market share has increased compared to last year despite the slowing trend in total market activity during the period.

For information concerning certain rules that could affect Instinet’s business see Risk Factor: “Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses”.

Joint ventures and associates

Excluded from reported operating profit is the performance of a number of strategic alliances, joint ventures and minority stakes.

	Six months to 30 June
JVs, associates & investment income	2001 £m	2000 £m

TSI	(10)	1
Factiva	2	(1)
Sila	(3)	—
Radianz	(10)	—
Atriax	(4)	—
Others/investment income	—	4

Total	(25)	4

Reuters has a 55% economic interest in TSI but its voting rights are restricted to 49% and accordingly TSI is accounted for as an associate. Reuters share of TSI’s losses in the six months to 30 June 2001 included £5 million for a once-off reorganisation provision booked by TSI. If all outstanding employee options over TSI shares were exercised, Reuters shareholding in TSI would be 44% at 30 June 2001 compared with 42% at 31 December 2000. The increase reflects the cancellation of certain employee options which will be reissued later in the year.

Further details on the activities and percentage shareholdings in joint ventures and associates are set out on page 32 of the Reuters Group PLC Annual Report and Form 20-F 2000.

15

Consolidated Profit and Loss Account for the six months to 30 June 2001 (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m	2000* £m	2000* US$m

Gross revenue	1,991	1,734	2,827	2,463	3,678	5,222
Less share of joint ventures
revenue	(51)	(38)	(72)	(54)	(86)	(122)

Group revenue	1,940	1,696	2,755	2,409	3,592	5,100
Operating costs	(1,718)	(1,452)	(2,440)	(2,062)	(3,181)	(4,517)

Operating profit	222	244	315	347	411	583
Operating result from joint
ventures	(15)	(3)	(22)	(5)	(17)	(24)
Operating result from
associates	(19)	—	(27)	—	(16)	(23)
Profit on disposal of fixed
assets/investments	30	202	43	287	291	414
Profit on disposal of
subsidiary undertakings	200	8	284	11	10	13
Amounts written off fixed
asset investments	(60)	—	(85)	—	(30)	(43)
Income from fixed asset
investments	3	1	4	2	5	7
Net interest
(payable)/receivable	(4)	(2)	(6)	(3)	3	5

Profit on ordinary activities
before taxation	357	450	506	639	657	932
Taxation on profit on ordinary
activities	(86)	(110)	(121)	(156)	(136)	(192)

Profit after taxation	271	340	385	483	521	740
Minority interest	(2)	—	(3)	—	—	—

Profit attributable to
ordinary shareholders	269	340	382	483	521	740
Dividend - Interim	(54)	(51)	(77)	(73)	(51)	(73)
Dividend - Final	—	—	—	—	(173)	(246)

Retained profit	215	289	305	410	297	421

Basic earnings per ordinary
share	19.1 (p)	24.3 (p)			37.1 (p)

*Restated following adoption of FRS 19 (see note 1). 16

Consolidated Statement of Total Recognised Gains and Losses for the six months to 30 June 2001 (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m	2000* £m	2000* US$m

Profit attributable to ordinary
shareholders	269	340	382	483	521	740
Unrealised gain on formation of
joint ventures and associates	—	88	—	125	73	104
Unrealised gain on deemed disposal
of associate	—	—	—	—	39	55
Unrealised gain on disposal of
fixed asset investments	—	—	—	—	13	19
Translation differences taken
directly to reserves	27	42	38	59	40	58

Total recognised gains and
losses relating to the
period	296	470	420	667	686	976

*Opening shareholders equity has been restated to reflect a change in the method of accounting for deferred taxation following early adoption of UK Financial Reporting Standard 19 (see note 1). The cumulative effect of the restatement as at 31 December 2000 was to increase shareholders equity by £51 million.

17

Consolidated Cash Flow Statement for the six months to 30 June 2001 (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m	2000 £m	2000 US$m

Net cash inflow from operating
activities	198	406	281	576	852	1,209
Dividends received from
associates	1	1	1	2	2	4
Returns on investments and
servicing of finance
Interest received	14	10	21	14	25	35
Interest paid	(26)	(12)	(37)	(17)	(35)	(50)
Income from fixed asset investments	3	2	4	3	3	5

Net cash outflow from returns on investments and servicing of finance	(9)	—	(12)	—	(7)	(10)
Taxation paid	(97)	(57)	(138)	(81)	(159)	(226)
Capital expenditure and financial
investments
Purchase of tangible fixed assets	(169)	(114)	(240)	(161)	(274)	(389)
Sale of tangible fixed assets	—	1	—	1	20	29
Purchase of fixed asset investments	(41)	(155)	(58)	(221)	(304)	(431)
Sale of fixed asset investments	49	44	69	63	80	113

Net cash outflow on capital expenditure and financial investments	(161)	(224)	(229)	(318)	(478)	(678)
Acquisitions and disposals
(including associates)	242	(166)	344	(236)	(146)	(208)
Equity dividends paid	(173)	(154)	(246)	(219)	(205)	(291)

Cash inflow/(outflow) before
management of liquid resources and financing	1	(194)	1	(276)	(141)	(200)
Management of liquid resources
Net (increase)/decrease in short-term
investments	(83)	52	(119)	74	(2)	(3)
Financing
Proceeds from issue of shares	8	19	11	27	28	39
Net increase in borrowings	100	140	143	198	126	179

Net cash inflow from financing	108	159	154	225	154	218

Increase in cash	26	17	36	23	11	15

18

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m	2000 £m	2000 US$m

Increase in cash	26	17	36	23	11	15
Cash inflow from movement in
borrowings	(100)	(140)	(143)	(198)	(126)	(179)
Cash outflow/(inflow) from
movement in liquid resources	83	(52)	119	(74)	2	3

Change in net funds resulting from
cash flows	9	(175)	12	(249)	(113)	(161)
Net funds arising on acquisitions	15	13	21	18	12	16
Translation differences	21	29	30	42	26	38

Movement in net funds	45	(133)	63	(189)	(75)	(107)
Opening net (debt)/funds	(34)	41	(48)	59	41	59

Closing net funds/(debt)	11	(92)	15	(130)	(34)	(48)

Net Cash Inflow from Operating Activities (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m	2000 £m	2000 US$m

Operating profit	222	244	315	347	411	583
Depreciation	124	139	176	197	276	392
Goodwill amortisation	34	27	49	38	59	84
Increase in stocks	—	(4)	—	(6)	(3)	(4)
Increase in debtors	(231)	(292)	(327)	(414)	(414)	(588)
Increase in creditors	27	282	39	401	504	716
Loss on disposal of fixed assets	8	8	11	11	10	14
Amortisation of interests in own
shares	10	10	13	14	18	25
Miscellaneous, principally
translation differences	4	(8)	5	(12)	(9)	(13)

Net cash inflow from operating activities	198	406	281	576	852	1,209

19

Consolidated Balance Sheet at 30 June 2001 (unaudited)

	30 June		30 June		31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m	2000* £m	2000* US$m

Fixed assets	1,900	1,733	2,698	2,461	1,868	2,652
Net current assets
Stocks	8	8	11	11	7	10
Current asset investments	—	7	—	9	—	—
Debtors	1,582	1,234	2,247	1,752	1,348	1,913
Cash and short-term
investments	763	645	1,084	916	647	919
Creditors	(2,248)	(2,176)	(3,193)	(3,089)	(2,295)	(3,258)

Net current
assets/(liabilities)	105	(282)	149	(401)	(293)	(416)
Provisions	(46)	(28)	(65)	(40)	(34)	(48)
Long-term creditors	(416)	(322)	(591)	(457)	(388)	(550)

Net assets	1,543	1,101	2,191	1,563	1,153	1,638

Capital and reserves
Called-up share capital and
share premium	439	419	623	595	428	608
Capital redemption reserve	1	1	2	2	1	2
Other reserve	(1,717)	(1,717)	(2,439)	(2,439)	(1,717)	(2,439)
Profit and loss account reserve	2,680	2,398	3,806	3,405	2,441	3,467

Shareholders’ equity	1,403	1,101	1,992	1,563	1,153	1,638

Minority interest	140	—	199	—	—	—

Capital employed	1,543	1,101	2,191	1,563	1,153	1,638

*Restated following adoption of FRS 19 (see note 1). 20

Reconciliation of Movements in Shareholders’ Funds for the six months to 30 June 2001 (unaudited)

	Six months to 30 June		Six months to 30 June		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m	2000* £m	2000* US$m

Retained profit	215	289	305	410	297	421
Translation differences taken
directly to reserves	27	42	38	59	40	58
Unrealised gain on formation
of joint ventures and
associates	—	88	—	125	73	104
Unrealised gain on deemed
disposal of associate	—	—	—	—	39	55
Unrealised gain on disposal
of fixed asset investments	—	—	—	—	13	19
Shares issued during the
period	8	19	11	27	28	39

Net movement in
shareholders’ equity	250	438	354	621	490	696
Opening shareholders’
equity*	1,153	663	1,638	942	663	942

Closing shareholders’ equity	1,403	1,101	1,992	1,563	1,153	1,638

*Restated following adoption of FRS 19 (see note 1). 21

Notes to the Unaudited Interim Results for the six months to 30 June
2001

1.  Basis of preparation

With the exception of taxation the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 72 and 73 of Reuters Group PLC 2000 annual report and Form 20-F and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented. In 2001 the UK Accounting Standards Board issued Financial Reporting Standard 19, Deferred Tax (FRS 19). Reuters has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The effect in the six months to 30 June 2000 and the year to 31 December 2000 was to reduce profit after tax by £13 million and £11 million respectively.

The unaudited financial statements should be read in conjunction with the 2000 annual accounts. The results for 2000 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act 1985.

2.  Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the company is currently managed on a divisional basis.

	Six months to 30 June		%	Six months to 30 June		Year to 31 December
By division	2001 £m	2000 £m	change Actual	2001 US$m	2000 US$m	2000 £m	2000 US$m

Revenue
Reuters Information	922	849	9%	1,310	1,206	1,737	2,467
Reuters Trading Solutions	411	372	11%	583	528	822	1,167

Reuters Financial	1,333	1,221	9%	1,893	1,734	2,559	3,634
Reuterspace	130	97	34%	185	138	235	334
Instinet	482	381	27%	684	541	804	1,141

Divisional revenue	1,945	1,699	15%	2,762	2,413	3,598	5,109
Share of joint ventures
revenue	51	38	35%	72	54	86	122
Intra-group revenue	(5)	(3)	105%	(7)	(4)	(6)	(9)

Gross revenue	1,991	1,734	15%	2,827	2,463	3,678	5,222
Less share of joint
ventures revenue	(51)	(38)	35%	(72)	(54)	(86)	(122)

Group revenue	1,940	1,696	14%	2,755	2,409	3,592	5,100

22

2.  Segmental analysis (continued)

	Six months to 30 June		%		Six months to 30 June		Year to 31 December
By division	2001 £m	2000 £m	change Actual		2001 US$m	2000 US$m	2000 £m	2000 US$m

Costs
Reuters Financial	(1,071)	(973)	10%		(1,521)	(1,382)	(2,042)	(2,899)
Reuterspace	(168)	(120)	39%		(238)	(171)	(302)	(429)
Instinet	(374)	(297)	26%		(532)	(421)	(647)	(919)

Divisional costs	(1,613)	(1,390)	16%		(2,291)	(1,974)	(2,991)	(4,247)
Business transformation
costs	(74)	(41)	83%		(105)	(58)	(139)	(197)
Intra-group costs	5	3	105%		7	4	6	9

Group costs	(1,682)	(1,428)	18%		(2,389)	(2,028)	(3,124)	(4,435)

Divisional profit

Reuters Financial	262	248	6%		372	352	517	735
Reuterspace	(38)	(23)	63%		(53)	(33)	(67)	(95)
Instinet	108	84	28%		152	120	157	222
Net currency (loss)/gain	(2)	3	(164%	)	(2)	4	2	2

Divisional profit	330	312	6%		469	443	609	864

Business transformation
costs	(74)	(41)	83%		(105)	(58)	(139)	(197)

Total	256	271	(6%	)	364	385	470	667

Goodwill
Reuters Financial	(18)	(17)	6%		(26)	(24)	(34)	(48)
Reuterspace	(10)	(4)	150%		(14)	(6)	(14)	(20)
Instinet	(6)	(6)	—		(9)	(8)	(11)	(16)

Total goodwill	(34)	(27)	26%		(49)	(38)	(59)	(84)

Operating profit	222	244	(9%	)	315	347	411	583

23

3.  US GAAP

UK GAAP differs in certain significant respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on pages 74 – 75 of Reuters Group PLC Annual Report and Form
20-F 2000. The following are the adjustments required to reconcile UK GAAP with US GAAP.

Adjustments to net income	Six months to 30 June 2001 £m	Restated (i) Six months to 30 June 2000 £m	Restated (i) Year to 31 December 2000 £m

Profit attributable to ordinary	269	340	521
shareholders in accordance with UK GAAP
US GAAP adjustments:
- software revenue recognition	—	—	(6)
- capitalised website development costs	—	—	3
- amortisation of software and website
development costs	(4)	(1)	(2)
- associated undertakings	6	(10)	(16)
- gains on deemed disposal of associated
undertaking	—	—	25
- gain on exchange of investments	—	—	16
- goodwill and other acquisition accounting
adjustments	(3)	(1)	(3)
- unrealised gain on marketable securities	—	5	—
- employee costs	(15)	(11)	(22)
- derivative instruments (ii)	7	—	—
- income taxes	10	14	18

Net income attributable to ordinary
shareholders in accordance with US GAAP	270	336	534

Statement of comprehensive income	£m	£m	£m

Net income in accordance with US GAAP	270	336	534
Other comprehensive income, net of tax:
Unrealised (losses)/gains on certain fixed
asset investments:
- arising during year	(81)	85	(270)
- less amounts taken to net income	(6)	(24)	(43)
Foreign currency translation differences (ii)	31	42	40
Derivative instruments (ii)	(2)	—	—

Comprehensive income in accordance with
US GAAP	212	439	261

24

3.  US GAAP (continued)

	As at 30 June 2001 £m	Restated (i) As at 30 June 2000 £m	Restated (i) As at 31 December 2000 £m

Total assets under US GAAP	4,108	4,020	3,783

Total shareholders’ equity under US
GAAP	1,239	1,420	1,186

Earnings and dividends	Six months to 30 June 2001 pence	Restated (i) Six months to 30 June 2000 pence	Restated (i) Year to 31 December 2000 pence

Basic earnings per ADS in accordance with
US GAAP	115.2	144.1	228.1
Diluted earnings per ADS in accordance
with US GAAP	112.9	141.2	224.3
Dividend paid per ADS (including UK
advance corporation tax credit)	82.3	73.3	97.7

Notes:

(i)	UK Financial Reporting Standard 19, Deferred Tax (FRS 19)
Changes in accounting for deferred tax following adoption of FRS 19 has led to a prior period adjustment under UK GAAP. There has been no corresponding change in US accounting standards. The prior period reconciliation has therefore been restated.

(ii)	Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133)
Reuters adopted FAS 133 as amended by FAS 138 on 1 January 2001. FAS 133 requires all derivatives to be carried on the balance sheet at fair value.

Reuters has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the company has recorded changes in the fair value of its derivative instruments in current earnings under US GAAP. The company has also recorded a transition adjustment as of 1 January 2001 within the “Derivative Instruments” adjustment.

Under UK GAAP, Reuters has continued to apply hedge accounting. Reuters plans no significant change to its risk management strategy due to the adoption of FAS 133.

25

Risk Factors

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the internet, difficulties or delays by Reuters in developing new technology or software products, exposure to fluctuations in currency exchange rates and inability of Reuters to realise the benefits from its business transformation initiatives or from its investments. The risk factors discussed below should be reviewed for additional information regarding these and other risks.

Unfavourable conditions in financial markets may have a significant adverse effect on Reuters business

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. A period of sustained economic downturn or volatility and reduced liquidity and activity in financial markets, including in particular the United States, may lead to reduced demand for Reuters products and could therefore have a significant adverse effect on Reuters revenues and results of operations. In addition, Reuters business could be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Currency fluctuations may have a negative impact on Reuters reported revenue and earnings

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements, in particular the strength of the US Dollar, have had a positive impact on results in the last six months. A weakening of the US Dollar from current levels would adversely affect results in future periods. Reuters currency exposure is actively hedged.

Reuters faces increased competition from new and existing information providers using Internet-based services

The availability of public Internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to cope effectively with increased competitive pressure arising from the above factors, its revenues and results of operation would be adversely affected.

Reuters is exposed to a decline in the market valuation of Internet and technology companies, including companies in which it has invested

Part of Reuters strategy is based on developing Internet-based products and reducing costs through Internet-based infrastructure. Due to the increasing importance of the internet to Reuters core business, the value of Reuters shares have been and may continue to be adversely affected by a decline in the value of Internet and other technology stocks generally or changes in investors’ expectations regarding the Internet or prospects for companies with Internet activities. In addition, Reuters has entered into joint ventures with, and made strategic investments in, a number of Internet and technology companies, including investments made through the Greenhouse Fund in Internet-related companies. The market value of a number of these companies fluctuated widely and generally decreased significantly during 2000 and the first half of 2001, in part as a result of external market factors. In particular, the market value of Reuters interest in TIBCO Software Inc. during the first half of 2001 (excluding shares subject to employee options) varied from a high of $5.3 billion to a low of $0.7 billion. In addition, the market value of Reuters interest in Instinet has ranged from a high of $4.3 billion to a low of $3.4 billion between 18 May 2001 (when trading in Instinet shares commenced) and 30 June 2001. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions.

Reuters may not be able to realise the anticipated benefits of its Internet transformation strategy

In February 2000, Reuters announced a business transformation initiative, intended to accelerate the migration of its core businesses to web-enabled internal systems and processes. Expenditures in connection with the transformation amounted to £139 million in 2000 and £74 million in the first half of 2001. Reuters expects to spend an additional £91 million on business transformation in the second half of the year. While Reuters expects that the transformation will produce significant competitive advantages and cost savings, there can be no assurance that these benefits will be realised in full or at all. In addition, Reuters may not be able to successfully implement its transformation strategy or adapt its businesses to Internet commerce. Furthermore, Reuters faces risks associated with implementing its new business model in the competitive and rapidly changing Internet environment.

Reuters may experience difficulties or delays in developing new technology

Products in the information technology industry are complex and Reuters is becoming increasingly dependent on commercial off-the-shelf software. As a

26

result, Reuters, like other information vendors and software suppliers, may encounter difficulties or delays in the development, implementation and market acceptance of new products.

Reuters business model may be disrupted by the emergence of new technologies

There is a risk that technology not in the mainstream will quickly enter the market and disrupt Reuters existing business models. Reuters has an active technology foresight programme, designed to recognise and assess early innovations. However, there can be no assurance that Reuters reaction will be appropriate and timely and that Reuters would not be negatively affected by the emergence of new technologies.

Reuters is dependent on Radianz for the provision of certain network services; Reuters business is dependent on the operation of its and Radianz’s networks and systems

Reuters has outsourced the day to day operation of most of its legacy and Internet Protocol networks to Radianz, its joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. Reuters business could be adversely affected as a result.

In addition, Reuters business is dependent on its ability to process speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz. Any failure or interruption of such systems due to factors beyond Reuters control would have a material adverse effect on Reuters business and results of operations. Although Reuters seeks to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Reuters business will be adversely affected if it cannot accommodate increased network traffic

In April 2001 the US securities industry completed the change in the pricing format under which stocks and options are traded from fractions to decimals, as mandated by the US Securities and Exchange Commission (SEC). In addition to decimalisation, market developments such as the emergence of online trading throughout Europe and the United States, high market volatility, and the multiple listing of options, may result in a significant increase in information update rates, which may impact Reuters product and network performance from time to time. While Reuters has implemented a number of capacity management initiatives, there can be no assurance that its infrastructure, networks and desktop applications and systems will be able to successfully accommodate accelerated growth of peak traffic volumes.

Instinet and other Reuters affiliates may be exposed to losses from broker activities

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Companies within the Instinet group operate as agency brokers in the equities and fixed income markets and as a clearing firm engaged in correspondent clearing. In addition, Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 and 3000 electronic brokerage services. These brokers could incur losses from broken trades and, in respect of equities and fixed income, the failure of a counterparty. While Reuters and Instinet seek to mitigate these risks by computerised systems, risk management and other procedural controls and contractual agreements with customers, there can be no assurance that these measures will prevent losses from occurring.

Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses

Instinet and its affiliates are subject to extensive regulation in the United States, including regulation by the SEC and the National Association of Securities Dealers Inc. (NASD), which oversees the activities of US registered broker-dealers and regulates the Nasdaq stock market, and in other countries in which they operate. In the United States, recent regulatory changes affecting Instinet include new rules regarding “alternative trading systems” and rules governing market-maker and exchange specialist usage. In addition, on 10 January 2001, the SEC approved a proposed NASD rule change, generally referred to as SuperMontage, with a current effective date target of first quarter 2002, which will significantly change the nature of trading in Nasdaq quoted securities. These changes, together with Nasdaq’s expanded SuperSoes rule change, could cause Instinet to receive fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet’s equity securities business, and also could cause fewer of the orders Instinet receives to be executed. Further, new SEC rules such as the disclosures of order routing and execution practices and decimalisation have imposed additional implementation costs and may significantly affect its business.

Reuters is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any of the above or other regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs or may impair their ability to conduct their businesses or to compete effectively.

Reuters does not have management control over some of its ventures

Reuters has entered into a number of joint ventures which it does not control, such as its Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TSI, where Reuters voting interests are restricted to 49%. Although Reuters generally seeks

27

board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities

As the world’s largest news and information agency, Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters may not be able to complete or realise the anticipated benefits of its pending acquisition of certain Bridge Information Systems businesses.

In May 2001, Reuters executed a definitive agreement to acquire certain assets and business operations of Bridge Information Systems, Inc. and certain of its subsidiaries (Bridge) that have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code. Completion of the acquisition is subject to the satisfaction of a number of conditions, including the expiration or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act. On 8 June 2001 Reuters announced that it had received a request for additional information from the US Department of Justice in connection with its regulatory review of the pending acquisition resulting in an extension of the waiting period. If all necessary conditions are not timely satisfied, Reuters may be delayed in or prevented from completing the acquisition, and could under the agreement choose or be required to purchase only certain portions of the Bridge assets and businesses (and in such case may be required to make payment even if the necessary regulatory reviews and clearances for such more limited purchases are not then completed or obtained). In connection with the acquisition, Reuters made a substantial deposit, is incurring substantial acquisition costs and is required to provide certain funding to Bridge and to its network service provider, Savvis Communications Corporation. Reuters may be unable to recover any or all of such amounts, especially if the full acquisition is not completed.

If the acquisition is completed in whole or in part, its success will depend, among other things, on the ability of Reuters to realise the anticipated synergies, cost savings and growth opportunities from the acquisition and the integration of the Bridge businesses with Reuters, which will entail substantial expenditures and resources to effect, as well as the retention of key personnel. In addition, Reuters expects to agree to provide certain data collection, aggregation and delivery services, administration services and other transitional services to third parties who purchase other business operations of Bridge, including Telerate and Bridge Information Systems in Europe and Asia, that are currently dependent on the assets and businesses Reuters is to acquire. Provision of these services may require a substantial devotion of resources and potentially delay or impair Reuters ability to fully integrate the acquired businesses of Bridge for some period of time following the acquisition. There can be no assurance that the acquisition and integration will result in the realisation of the anticipated benefits or that the acquisition and integration and provision of services to third parties will not otherwise have a negative effect on Reuters results following the acquisition.

28

General Statistics

	June 2001	December 2000	% change	June 2000	% change June 2001 to June 2000

Total subscriber locations (000s)	50.0	50.6	(1%)	52.4	(5%)

Information sources:
- contributors	5,047	5,036	—	5,021	1%
- markets reported in real-time	257	263	(2%)	275	(7%)
- journalists	2,260	2,157	5%	1,957	15%
- bureaux	216	190	14%	185	17%

Infrastructure:
- countries with offices	99	100	(1%)	98	1%
- cities with offices	210	204	3%	215	(2%)

Staff numbers	19,081	18,082	6%	17,067	12%

Financial ratios	June 2001	December 2000*	June 2000*

Operating margin	11.5%	11.4%	14.4%
Pre-tax margin	18.4%	18.3%	26.6%
Post-tax margin	14.0%	14.5%	20.1%
EBITDA margin	27.1%	27.9%	36.8%
Earnings per share	19.1p	37.1p	24.3p
Free cash flow per ordinary share	(5.3p)	31.0p	16.9p
Book value per ordinary share	90.6p	73.7p	70.3p
Return on tangible fixed assets	83.7%	78.3%	103.0%
Return on equity	46.5%	67.6%	91.3%

The financial ratios are derived from UK GAAP data. *Restated following adoption of FRS 19 (see note 1). 29

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

30

Summary of Results

£m	2001		2000
Revenue	Q1	Q2	Q1	Q2	Q3	Q4

Reuters Information
EMA	267	269	246	245	257	260
The Americas	108	113	91	103	97	104
Asia/Pacific	83	82	80	84	84	86

Total	458	464	417	432	438	450

Reuter Trading Solutions
Transactions	95	95	101	102	100	99
Applications and Enterprise Solutions	86	93	66	87	86	146
Retail Solutions	19	23	9	7	10	9

Total	200	211	176	196	196	254

Reuters Financial	658	675	593	628	634	704

Reuterspace	65	65	43	54	66	72

Instinet	250	232	197	184	189	234
Intra-group revenue	(3)	(2)	(1)	(2)	(1)	(2)

Total revenue	970	970	832	864	888	1008

£m	2001	2000
Costs	H1	H1	H2	FY

Reuters Financial	(1,071)	(973)	(1,069)	(2,042)
Reuterspace	(168)	(120)	(182)	(302)
Instinet	(374)	(297)	(350)	(647)
Intra-group costs	5	3	3	6

Total costs	(1,608)	(1,387)	(1,598)	(2,985)

Divisional profit
Reuters Financial	262	248	269	517
Reuterspace	(38)	(23)	(44)	(67)
Instinet	108	84	73	157

Total	332	309	298	607

Net currency (gain)/loss	(2)	3	(1)	2

Total divisional profit	330	312	297	609

31

£m	2001	2000
Divisional profit margin	H1	H1*	H2*	FY*

Reuters Financial	20%	20%	20%	20%
Reuterspace	(29% )	(23% )	(32% )	(29% )
Instinet	22%	22%	17%	20%

Total divisional profit margin	17%	18%	16%	17%

Business transformation costs	(74)	(41)	(98)	(139)
Goodwill amortisation	(34)	(27)	(32)	(59)

Operating profit	222	244	167	411
Operating result from joint ventures	(15)	(3)	(14)	(17)
Operating result from associates	(19)	—	(16)	(16)
Profit on disposal of fixed assets/investments	30	202	89	291
Profit on disposal of subsidiary undertakings	200	8	2	10
Amounts written off fixed asset investments	(60)	—	(30)	(30)
Income from fixed asset investments	3	1	4	5
Net interest (payable)/receivable	(4)	(2)	5	3

Profit before taxation	357	450	207	657

Taxation on profit on ordinary activities	(86)	(110)	(26)	(136)
Minority interest	(2)	—	—	—

Profit after taxation attributable to ordinary
shareholders	269	340	181	521

Tax rate	24%	24%		21%

Basic earnings per ordinary share	19.1p	24.3p		37.1p

Earnings per ADS (US$ rate used = $1.42)	$1.63	$2.07		$3.16

Dividend per ordinary share	3.85p	3.65p	12.35p	16.00p

Number of ordinary shares ranking for	1,405	1,404	1,405
dividend (millions)

*Restated following adoption of FRS 19 (see note 1). 32

	2001	2000
User accesses at period end (000s)	H1	H1	FY

Information product accesses
High Tier	178	178	176
Middle Tier	150	190	172
Other	180	132	159

Information product total	508	500	507
Dealing accesses	20	21	21
Instinet accesses	30	25	30

Total accesses	558	546	558

Revenue per access (£000)
Information products
Total High Tier	2.5	2.3	4.6
Total Reuters Information	1.8	1.7	3.6
Dealing	9.2	9.2	18.3
Instinet	16.3	16.4	31.5

Instinet NYSE market share %	3.0%	2.8%	3.0%

Instinet Nasdaq market share %	15.2%	12.4%	13.0%

Market value of listed Greenhouse Fund investments at
period end (£m)	24	243	99

Market value of TSI holding at period end (£m)	976	7,086	3,166

Market value of Instinet holding at period end (£m)	2,716	—	—

33

For further information please contact:

London

Peter Thomas
Director, Media Relations
Tel: 020 7542 7094 or 020 7542 4890

or

Adrian Duffield
Manager, Corporate Communications
Tel: 020 7542 7457 or 020 7542 4728

New York

Nancy Bobrowitz
Senior Vice President, Corporate Communications
Tel: 646 223 5221 or 646 223 5220

http://www.reuters.com

ARCHIVED

REUTERS GROUP PLC INTERIM RESULTS
Six Months to 30 June 2001

Tuesday, 24 July 2001

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section (http://about.reuters.com/results/140.asp) of Reuters Interim Statement for the six months ended 30 June 2001. Copies of the Interim Statement can be obtained either from the web or from our offices in London or New York.

Tom Glocer, Chief Executive: Let me set out today’s agenda for you.

     David Grigson will present the first half 2001 results and I will focus on three key topics: first, prospects for the second half; secondly, the business transformation programme including a detailed update on our cost savings programme and, thirdly, the new Reuters organisation and how this will help us to achieve our business goals.

     First, let me pause for a few moments and say a few words about Peter Job. I would like formally to recognise what Peter has achieved in his 10 years at the helm. He has achieved on a compound annual basis revenue growth of 10%, earnings per share growth of 12% and total shareholder return of 22%. If you look at the capital appreciation of the FTSE 100 over this period, you will see that Reuters appreciation is almost double that of the index. At the same time as delivering this significant operating result, Peter has also delivered extraordinary shareholder value. We acquired TIBCO and Instinet for just over US$200 million combined and, as of this morning, they had a combined value of over US$5 billion. Peter led the effort to capture this value for the group by floating these businesses. This is a great record of achievement, and I would like to thank Peter on behalf of Reuters, on behalf of our shareholders and on behalf of me personally. Peter, would you like to come up and say a few words?

     Sir Peter Job, Outgoing Chief Executive: Thank you very much. It is Tom’s show now so I will not say more than a few words. There are two things that I want to get across. First, thank you to you here in the audience and also to people in New York who follow the company. We have not given you too much to worry about in terms of overpriced US acquisitions or anything of that nature, rather the reverse, but we have always been quite a problematic company to cover because we roll out software, information and communications which crosses the boundaries of the work that you do. While I do not believe anyone has lost anything from really understanding Reuters because it is leading edge, I am conscious of the fact that you have a really tough job and we need to continue to improve our communications with you to help you understand it.

     My observation is, as I quit, that this is a really important and responsible work not only for the organisations that you work for but for the market as a whole, because the further you go into leading edge companies the more intangible the whole thing becomes and the more essential it is to have people with balanced judgement who know the details and who are able to give the investors some sense of safety and stability. So thank you very much for the work you have done over 10 years, and we will have to continue to improve communications with you, which I am sure Tom will do.

     Secondly, I would like to say on behalf of the outgoing team of directors who have quit the Board in the last two years or so, including myself yesterday, that we are still making ourselves useful in various ways to the corporation, we are completely committed to the success of the corporation, we have a financial interest in it which continues and we believe that Tom is the right leader who is doing the right things. There is every prospect that he and his team can be even more successful with Reuters than has been the case over the last 20 years. So thank you again for your efforts and I will say goodbye. [applause]

     David Grigson, Finance Director: Good afternoon and, Peter, may I also start by expressing my gratitude for the support, advice and guidance you have provided me during my first year at Reuters.

     While your eyes are scanning the financial headlines on the slide behind me, let me describe the format of my part of this presentation. Until we formally move over to the new organisation next year we will continue to report the numbers using the existing product base divisions. This will be true of both the Q3 statement in October and the prelims next February. To give you a taste of what the numbers will look like under the new organisation I will provide you with a re-statement of these interim results at the strategy review which is scheduled for October. At the prelims in February next year we will attach as an appendix to our results a re-statement of the 2001 numbers with their 2000 comparisons.

2

Financial headlines

     Let’s look at those interim results. Revenue for the first six months was £1.94 billion, up 14% in overall terms and up 8% in underlying terms – and the difference between overall and underlying is almost entirely currencies; there have been some small acquisition effects in there, but it is almost entirely currency.

Financial performance

     Our operating profit from our divisions, Reuters Financial, Reuterspace and Instinet, was £330 million, up 6% in overall terms and up 2% in underlying terms. The margin erosion you see there is entirely due to the high levels of investment in Reuterspace. The margins for Reuters Financial and the margins for Instinet have stayed largely at levels.

     Business transformation costs were £74 million in the first half, almost exactly half of the number that we said that we expected to see this year, of £150 million. Just to remind you, the business transformation programme is made up of a number of clearly identifiable separate projects, and the costs – such as consultants, contractors and, increasingly, severance – are incremental to the underlying cost base.

     For reasons that Tom will explain later, our latest estimate for business transformation costs for this year, 2001, is £165 million, and looking into next year we see those transformation projects focused on internal processes coming to an end, and we see increasing redeployment of our own people in place of outside consultants on the product architecture projects. Our current estimate is that expenditure on the business transformation projects next year will be around £75 million.

     Our share of losses from Joint Ventures and Associates was £25 million in the half, and I will come back and look at that in a little more detail later. Our normalised profits before tax were £227 million against £273 million last time.

     We had net gains on disposals of £170 million this half compared to £210 million last time. Last year you may remember we booked a profit of £160 million on the follow-on share offering in TIBCO Software and we enjoyed net gains on our Greenhouse disposals, while this year we have taken a £200 million gain as a result of the Instinet IPO, and booked net impairment provisions on Greenhouse investments, a net £24 million. Our reported profits before tax were £357 million this time against £450 million last.

3

Taxation, earnings and dividend

     I will now just run through tax and earnings. The tax rate applied to normalised profits was 35% in the first half, and this was also the rate that we expect to be taking against our full year profits at the end of the year. In producing these results, we have adopted FRS 19, the accounting standard dealing with deferred tax. The consequence of this is that we have had to go back and adjust our 2000 tax earnings and re-state our 2000 post-tax earnings numbers. This has had the effect of increasing our 2000 tax charge from 33% as previously reported to 35%, and reducing our EPS numbers for 2000, both normalised and reported, by 0.9p.

     The actual tax rate in the first half was 24%, reflecting the beneficial impact of the gain arising on the Instinet IPO. By year-end the materiality of this impact will have diminished and we currently anticipate the full year actual rate to be around 32%. Our normalised EPS was 10.4p compared to a re-stated 12.8p last time, and our reported EPS was 19.1p compared to a re-stated 24.3p.

Cash flow movement

     Let us have a quick look at cash flow. This chart shows the movement in funds between 31 December, when net debt was £34 million, and 30 June when the balance sheet showed net cash of £11 million. For Reuters, the proportion of our profits that we converted into cash in the first half was 75%, which is low by recent standards. If you measure this ratio on a rolling 12 month basis, which is generally a more reliable way to do it, profits into cash for Reuters was 86%, and both numbers were impacted by the capital costs incurred in fitting out our new office in New York. The plus in this equation is that the costs of occupancy of our new offices in 3 Times Square are considerably lower than typical occupancy rates in Manhattan currently.

     Profits into cashflow is less meaningful in Instinet as their working capital, mainly in the form of counterparty debtors and creditors arising due to settlement timing differences, tend to fluctuate significantly. We saw an example of this on 30 June 2001 when an increase in counterparty debtors led to an increase in working capital of £127 million, as you see on the chart. Those of you familiar with the broking business, which is most of you, will understand that these fluctuations can swing either way – for example for the full year 2000 working capital was a source of funds for Instinet despite the growth in their business during that period.

4

     Elsewhere on this slide the £53 million relating to the Bridge acquisition is made up of a US$50 million deposit paid into escrow and interim funding for Savvis, Bridge’s network provider. Finally, we generated £390 million from the Instinet IPO and Greenhouse disposals and this was partly reinvested in acquisitions, the largest of which was Diagram, the major European provider of back office solutions and services.

Revenue by quarter

     The orange bars on this chart show the absolute amounts of group revenue and the blue bars the absolute amounts of Reuters Financial revenue. The numbers on top of the bars are the year-on-year underlying growth rates. You see the strong growth in Q4 last year, and as we explained at the time this growth was slightly flattered by comparison with the pre-millennium quarter the year before. You can see the good start we made in Q1 this year, and you see the growth rate slowing in Q2.

     The 4% growth for Reuters Financial in Q2 was below our expectations. The explanation for this lies entirely in our one-off solutions, or outright sales, where timing of deal completion and ultimately revenue recognition is hard to predict. However, we did see 20% growth in the first half from our solutions sales and the pipeline of future deals is stronger than it was at this time last year.

Reuters Financial

     This slide shows Reuters Financial revenue split by the two product based divisions, Reuters Information and Reuters Trading Solutions, but for the reasons I gave last time I have not split out the divisional profits. Underlying revenues and RI were up 7% in both Q1 and Q2, once again demonstrating the resilience of the subscription-based recurring revenue stream. Underlying revenues in Reuters Trading Solutions were up 3%, with declines in conversational Dealing products being more-than-offset by the 20% growth in our one-off solutions sales as mentioned previously. Profits for Reuters Financial were £262 million, up 6%. Operating margins were 20% both this year and last.

     Margins have come under some downward pressure, from a combination of three things: a step-up in investment spending outside business transformation, such as in editorial and in building up Reuters Consulting; number two is the effects of the changing mix of our business and our revenue stream; and third is the amount of parallel running costs, and I think I have mentioned this before, as we support both our existing products and the development of the new product architecture. However, against these we have

5

seen the early benefits of the business transformation programmes beginning to come through in the form of cost savings.

Reuters Information – revenue by product group

     Revenue gained from our high tier products which serve the international markets continue to be driven by the sales of 3000 Xtra. At the end of June we had more than 43,000 accesses sold and over 21,000 installed, which is a 10-fold increase on this time last year. Revenues from our middle tier products serving domestic markets are down in absolute terms, because we moved our domestic business in Hong Kong into a joint venture last year. Elsewhere, and particularly in the US with Reuters Plus, we have seen strong sales and market share gains which, due to the natural lags between sales and installations, are not yet fully reflected in our revenues.

     Other revenues were up 7%. Approximately 40% of these revenues are recoveries for which there is an almost equal and opposite cost, and these revenues are up 11%. Growth was strongest in Europe at +10%, the UK at +7%, and the Americas at +6%, with Japan and Asia still managing to grow 2% despite being in somewhat difficult times.

Reuters Trading Solutions

     In Reuters Trading Solutions, our conversational Dealing products which make up the vast majority of our transaction revenues, have been affected by the after-effects of last year’s bank mergers. Dealing accesses are down 6% from a year ago, although recently there has been a considerable slowing in this decline, with dealing accesses at the end of Q2 down less than 1% from Q1‘s level.

     Revenues in our Applications and Enterprise Solutions business were up 10%, driven by our one-off solution sales. As I mentioned before, the pipeline for our solutions business is stronger than at this stage last year, probably reflecting the relevance of our solutions products to clients’ present needs which are, of course, mainly skewed towards cost reduction and are often caused by the same banking consolidations that drive our Dealing revenues lower.

     Retail Solutions business now includes a number of products which were previously classified as lower tier information products within Reuters Information. However, the advantage of using underlying growth rates is that they are strictly like-for-like, and the 51% demonstrates what an exciting area this is for us.

6

Reuterspace

     If you go to Reuterspace of 34% reflects the acquisitions of RIT and the Yankee Group in the first half last year. Underlying revenue growth is on a declining trend, reflecting the more challenging sales environment for online products, particularly in the US. Investment has been mainly focused on reuters.com and the retail finance portals, as well as various business and incubation initiatives. Much of the investment in reuters.com and the retail finance portals is associated with the development of a global portal architecture, and this expenditure is now mostly behind us. This means that we are moving more to an operating mode and the building mode and the running costs associated with this investment will now start to come down. In aggregate, we expect second-half investment in Reuterspace to come down to approximately £25 million before dropping further to about £10-£15 million next year.

     Included in Reuterspace costs this half is £6 million related to the management of the Greenhouse Fund. As a consequence of spinning off Greenhouse into a new company – RVC – we expect these costs to come down to about half this level in the second half and to about £6 million next year.

Greenhouse Fund

     The top half of this slide shows the P&L account impacts from Greenhouse and the bottom half looks at the valuation. We did gain from disposals of £32 million and our total impairment provision was £56 million, and this was the net £24 million I mentioned earlier. The market value of the quoted portfolio is now £24 million, down from £99 million at year end, mainly because of disposals made during the first six months. The £40 million decline in the book value of the private portfolio is predominantly due to impairment provisions. As you see in the press release, the Greenhouse Fund has over its full six-year life contributed considerable value to Reuters, both financial and strategic.

Instinet

     Talking about contributing significant value, let us have a quick look at Instinet. I do not want to spend too long on Instinet; they have issued a separate release. Theirs is, of course, a quarterly statement; ours is a half-year statement, so the precise content of the two releases – especially when you take UK and US GAAP adjustments into account – are different but the fundamental message is the same. Excellent revenue and profit growth, as you can see on the slide behind me. There has been a small margin improvement in

7

Instinet, which is lost in the roundings on this slide, and this reflects the reduced levels of investment in the retail initiative offset by an increase in those costs which are necessary prerequisites to being a fully fledged public company.

Instinet – US equities market share

     I might normally stop here in Instinet, but there is one more chart I would like to show you, which is this chart showing Instinet’s market share improvement over the last four quarters 10.3 % of total US equity volume is an all-time record for Instinet, and share dealing traded on Nasdaq in Q2 was 15.3%, compared to 13.6% a year previously. However, the Instinet press release says: “The markets in which Instinet operate are in a period of relative weakness”, which is why Instinet is taking action with its cost base in the second half.

Joint ventures, associates and investment income

     This is my penultimate slide and deals with joint ventures. Our share of TIBCO operating losses in the first half is £10 million, and this included our share of a one-off charge of US$13 million taken by TIBCO Software in their second quarter. TIBCO’s first half revenues were US$166 million, up 73% on last year.

     Factiva has moved into profit; our share was £2 million, and Factiva’s revenues were $129 million in the last six months, up 9% year-on-year. The combined revenues from these two established companies was almost US$300 million, that is a 40% increase on the previous year.

     The next three are all new initiatives set up in the last 12 months. Values of joint venture with Aether Communications in the mobile sector and our share of losses in the first half was £3 million. The start-up losses in Radianz have been contained within the original budget despite a slower than anticipated increase in new business. The principal competitive advantages that Radianz enjoys are access to the Reuters base of financial participants and the scale economics of merging the Radianz network with Equant. The combined effect of these will deliver increasing amounts of cost savings to Reuters.

     Atriax is creating an online sell side/buy side marketplace for foreign exchange and launched its service in June. As well as being an investor, Reuters is also a supplier of information technology and services to Atriax. In aggregate, our share of losses, mostly start-up related, is £25 million in the first half, and we anticipate that the full year impact

8

of our share of losses in these joint ventures and associates to be in the region of £45 million.

Summary

     In summary, we have seen good first-half revenue growth, albeit on a declining trend. We have seen profit margins maintained in Reuters Financial and in Instinet. We have seen continued investment in Reuterspace and in our joint venture partners. I will leave you with the final thought that our business transformation is on track and, as Tom will now show you, we expect to deliver the anticipated cost benefits and more.

9

David Grigson

REUTERS

Reuters Interim Results - July 2001

David Grigson

REUTERS
Interim Results
Financial Highlights
David Grigson
Finance Director

Reuters Interim Results - July 2001

David Grigson

Reuters Group
Financial headlines
• Revenue up 14%
• RF profits up 6%
• Instinet profits up 28%
• Normalised PBT of £227m, down 17%
• Cost saving programmes accelerated and increased

Definitions

- "Normalised" profits and earnings exclude amortisation of goodwill, impairment provisions and gains/losses on the disposal of subsidiaries and fixed asset investments.
- "Underlying" growth excludes acquisitions and disposals and significant once-off items since 1 January 2000, stated at comparable exchange rates.
- "Normalised" operating profit excludes goodwill. For statutory reporting purposes, operating profit will include goodwill.

Reuters Interim Results - July 2001

David Grigson

Reuters Group Financial performance

	Six months to 30 June 2001 £m	2000 £m	Growth
Revenue	1,940	1,696	14%
Op profit - divisions	330	312	6%
- business transformation	(74)	(41)	
Normalised op profit	256	271	(6%)
JVs, Assocs & Invest inc	(25)	4	
Net interest	(4)	(2)	
Normalised PBT	227	273	(17%)
Goodwill	(40)	(33)	
Net gains on disposals	170	210	
Reported PBT	357	450	(21%)

Business Transformation Programme

- **Gains on disposals**

	2001 £m	2000 £m
Instinet IPO	200	-
TSI public offering	-	160
Greenhouse profits on disposal	32	42
Greenhouse impairments	(56)	-
Other	(6)	8
Total	**170**	**210**

Reuters Interim Results - July 2001

David Grigson

Reuters Group
Taxation, earnings and dividend
• Taxation
– Tax rate applied to normalised profits of 35% (2000 FY 35%)
– Actual tax rate of 24%
• Earnings per share
– Normalised EPS 10.4p (12.8p)
– Reported EPS 19.1p (24.3p)
• Dividend up 5% to 3.85p

- **Tax rate applied to normalised profits** of 35%, is in line with expectations. This reflects:
  - an increase due to UK legislation affecting UK multinationals (+2%),
  - adverse mix effect of taxable profit (+2%)
  - the beneficial effect of early adoption of FRS 19 (-2%)

  2000 rate is restated from 33% to 35% following the early adoption of FRS 19.

- **Actual tax rate** of 24% reflects the beneficial impact of the gain arising on the Instinet IPO, which is partly offset by impairments of Greenhouse investments.

- **Anticipated full year rates as applied to:**

Normalised profits	35%
Actual profits	32%

- From May 18th 2001 we are accounting for a **minority interest** in Instinet of 15.1%.

- The **prior year EPS** figure has been **restated** to reflect the impact of FRS 19:

	Reported	Normalised
As reported	25.2p	13.7p
Effect of FRS 19	(0.9p)	(0.9p)
	24.3p	**12.8p**

Reuters Interim Results - July 2001

David Grigson

Reuters Group Cash flow movement

	Acquisitions / Investments £m	Disposals £m
Greenhouse	13	49
Subsidiaries	49	341
Joint Ventures / Associates	43	-
Other Fixed Asset Investments	9	-
	114	**390**

- The most significant acquisition spend to date was Diagram (£48m). Disposals are primarily the Instinet IPO net cash proceeds of £341m and £34m for Phone.com, a Greenhouse fund asset.

Reuters Interim Results - July 2001

David Grigson

Revenue by quarter
£m
1,200
1,000
800
600
400
200
0
11%
6%
17%
11%
10%
7%
6%
4%
Q3
Q4
Q1
Q2
2000
2001
Reuters Group
Reuters Financial
% numbers show underlying growth rates

- Reuters Financial - revenue by type:

	2001 Split	Underlying Growth
Recurring	92%	5%
Outright	6%	20%
Usage	2%	(5%)
	100%	6%

Reuters Interim Results - July 2001

David Grigson

Reuters Financial

		Six months to 30 June 2001 £m	2000 £m	Underlying Growth
Revenue	RI	922	849	7%
	RTS	411	372	3%
	RF	1,333	1,221	6%
RF divisional profit		262	248	6%
Operating margin		20%	20%	

- Underlying revenue growth by quarter:

	2000		2001	
	Q3	Q4	Q1	Q2
RI	7%	9%	7%	7%
RTS	2%	14%	7%	0%
Reuters Financial	**6%**	**11%**	**7%**	**4%**

Reuters Interim Results - July 2001

David Grigson

Reuters Information Revenue by product group

	Six months to 30 June 2001 £m	2000 £m	Underlying Growth
High Tier (international products)	435	390	7%
Middle Tier (domestic products)	105	109	5%
Other Revenue (site fees, exchange fees, 3rd party data etc)	382	350	7%
Total revenue	922	849	7%

- High Tier revenue growth continues to be driven by sales of 3000 Xtra, our flagship information product. Over 43,000 accesses have now been sold with more than 21,000 installed.

- Underlying growth in Middle Tier was steady with strong sales offset by cancellations, particularly with respect to e-brokers.

- On a geographic basis we saw strong underlying growth in Continental Europe (+10%), UK (+7%) and the Americas (+6%). Lower growth in Asia/Pacific of 2% reflects the economic downturn currently being experienced in the Region.

Reuters Interim Results - July 2001

David Grigson

Reuters Trading Solutions Revenue by product group

	Six months to 30 June 2001 £m	2000 £m	Underlying Growth
Transactions	190	203	(8%)
AES	179	153	10%
Retail solutions	42	16	51%
Total revenue	411	372	3%

- Transactions underlying revenue fell 8%, an ongoing reflection of the pressure faced in the foreign exchange markets. Total Dealing accesses at 30 June 2001 amounted to 19,900, a reduction of 1% compared to December 2000, and 6% compared to June 2000.

Reuters Interim Results - July 2001

David Grigson

Reuterspace

	Six months to 30 June 2001 £m	2000 £m	Growth Overall	Underlying
Revenue	130	97	34%	6%
Operating loss	(38)	(23)	N/A	N/A

	2000 Q3	2000 Q4	2001 Q1	2001 Q2
Underlying revenue growth by quarter	17%	19%	9%	3%

- Revenue growth of 34% reflects impact of the acquisitions of ORT in France and Yankee group in the US in April and June 2000 respectively. Underlying revenue growth was 6%, reflecting a more challenging environment for online products.
- Investments included:

	£m
Reuters.com / Retail Finance Portal	11
Online media product expansion	4
Total Consumer Initiatives	15
Business Solutions incubation initiatives	7
	22

- Other costs:

	£m
Greenhouse Fund	6
Central business development and management	10
	16

Reuters Interim Results - July 2001

David Grigson

Greenhouse Fund

- Movement in value of Investments:

	£m Quoted	£m Unquoted
Value as at 31 December 2000	99	212
Disposals	(49)	(7)
Additions	2	12
Market movements	(17)	N/A
2001 impairment below original cost	(11)	(45)
Value as at 30 June 2001	24	172

- Overall, Reuters has invested £280 million in the Greenhouse Fund which it established in 1995 to identify new technology and business models. It has subsequently realised cash of £219 million from initial public offerings or trade sales of these investments.

- Effective 14 June the Greenhouse portfolio is managed by RVC, an independent company established by former Greenhouse Fund management and staff. Reuters intends to invest in the first new fund planned by RVC.

Reuters Interim Results - July 2001

David Grigson

Instinet

	Six months to 30 June 2001 £m	2000 £m	Growth Overall	Underlying
Revenue	482	381	27%	17%
Operating profit	108	84	28%	15%
Operating margin	22%	22%		

	2000 Q3	Q4	2001 Q1	Q2
Underlying revenue growth by quarter	32%	44%	20%	14%

- Revenue split 85% US equities: 15% non-US equities.
- In May 2001 the IPO was successfully completed with the issue of 15.1% of the share capital at $14.50 per share. The market value of Reuters shareholding as at 30 June was £2.7 billion ($3.9 billion).

Reuters Interim Results - July 2001

David Grigson

Instinet - US equities
Market share
% Share
10.5
10.0
9.5
9.0
8.5
8.0
9.0
9.6
10.2
10.3
Q3
Q4
Q1
Q2
2000
2001

- Instinet's market share of total US equity trading reached a new record during the last quarter.

Year on Year Growth in Market Volumes

	Nasdaq Volumes	Instinet Volumes
Jan 2001	48%	74%
Feb	2%	51%
Mar	4%	45%
Apr	21%	41%
May	35%	40%
Jun	11%	31%

Reuters Interim Results - July 2001

David Grigson

Joint ventures, associates and investment income

£m Six months to 30 June	Share of Profit / (Loss) 2001	 2000
TIBCO Software	(10)	1
Factiva	2	(1)
Sila	(3)	-
Radianz	(10)	-
Atriax	(4)	-
Others / investment income	-	4
Total	(25)	4

- TIBCO
  - first half revenues of $166 million, up 73%
  - loss includes Reuters share of $13 million reorganisation provision
- Factiva
  - first half revenues of $129 million, up 9%
- Sila
  - first half revenues of £5 million. Formed May 2000
- Radianz
  - first half (non-Reuters) revenues of $10 million. Formed July 2000
  - merging Equant and Radianz network will deliver increasing amount of cost savings to Reuters
- Atriax
  - sellside / buyside marketplace for FX, launched in June
  - Reuters is a supplier of information, technology and services to Atriax.

Reuters Interim Results - July 2001

David Grigson

First Half summary

- Good revenue growth, although slower in Q2 than in Q1
- RF and Instinet's profit growth in line with revenue
- Continued investment in Reuterspace and in other new ventures
- Business Transformation on track

Reuters Interim Results - July 2001

ARCHIVED

REUTERS GROUP PLC INTERIM RESULTS
Six Months to 30 June 2001

Tuesday, 24 July 2001

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section (http://about.reuters.com/results/140.asp) of Reuters Interim Statement for the six months ended 30 June 2001. Copies of the Interim Statement can be obtained either from the web or from our offices in London or New York.

Tom Glocer, Chief Executive:

Meeting agenda

     Let me now move forward from our review of the first half to the first item on my agenda: a picture of how we see the rest of the year shaping up.

Revenue by quarter

     These are the revenue data that David has just shown to you. Our growth in revenue has been decelerating through the first two quarters and, given the recurring nature of much of our business, we expect this trend to continue through this year. However, this weakening in growth is less severe for us than for our media and financial clients in general, and this cannot be solely attributed just to a lag effect. So why is Reuters in better shape?

Source of revenue protection

     I believe there are three principal reasons. First, our business is well diversified – geographically, by product and by customer segment; secondly, we have gained position from competitors and, thirdly, we benefit from the resilience of our software and solutions business. I will not spend much time on the first of these points, as I believe you all understand it quite well, but I would like to focus for a moment on the other two.

     With respect to market data competition, we have gained accesses against various competitors. For example, the US retail equities business of ADP/Bridge which, not coincidentally, is a part of Bridge which we are not purchasing.

1

Competitive gains in key US segments

     When I made this observation at the year end results, I was asked for specific examples of wins. This slide shows four of the larger gains that we made at the expense of ADP in the last six months. These clients are switching to Reutersplus which had sales up in total from around 55,000 units this time last year to above 70,000 units today. However, we are not only selling at the lower end of the scale. Our worldwide sales of 3000 Xtra now exceed 43,000 units, up from 27,000 at year-end and well on the way to achieving our 2001 target of 50,000 units, which we felt was rather ambitious when we set it at the beginning of the year.

Source of revenue protection

     The third defensive aspect of our business is the software/solutions part, where business is continuing to show good growth over 2000. Although clients may be focusing on limiting their market data spend, they are still willing to invest in technology when it is part of their overall cost reduction or business growth plans. Let me give you an example here.

Solutions offer — CSPB

     Expanding your client base and reaching new markets can be a costly business. Many of our customers are looking at using online technology to help them to reach a wider audience and, at the same time, achieve lower costs and greater efficiency through straight-through processing or STP. One area where we see this happening is in retail, where banks are targeting a wider pool of wealthy individuals usually called the “mass affluent”. We have been working with Crédit Suisse and its online brokerage business for the last two years providing solutions to help the bank create several new trading portals. Earlier this month we announced an extension to our relationship with CSPB, a new three-year multi-million dollar agreement to expand their private banking and wealth management business. We will deliver an integrated range of new web-enabled trading and investment products aimed at the private investor.

     This slide behind me is rather complex, but it reflects the integrated use of Reuters products to support the new business model of Crédit Suisse. For example, order management and order routing based on TIB/Mercury Online and the TIB Rendezvous platform; portfolio analysis via RPMS and Reuters Intertrade Direct for order routing through to international markets. We will also be providing a dedicated global team of

2

Reuters consultants to work with Crédit Suisse in key financial centres to integrate Reuters technology with their private banking operations. I should add that none of the revenues from this deal is reflected in our first half.

Business prospects

     Coming back to the second half, we expect to see the gradual decline in revenue growth continue but we will see growth in both our recurring revenues and in outright solutions sales. The recurring revenue business grew at 5% in the first half and we expect to see growth of around 3% in the second half. Sales in the solutions business are rather harder to predict because of their higher value once-off nature, but we have a very good sales pipeline and we expect to see growth of about 10% in the second half, which compares to 20% growth year on year which we saw in the first half.

     In summary, the business picture that I see is a gradual deceleration of revenue growth which is likely to continue into next year as this year’s meagre recurring net sales roll through but with several positive factors as well cutting in the other direction. One such factor is the approximately US$400 million in revenues I would expect to add from the Bridge acquisition. As you know, we are currently in the process of addressing the second document request from the Department of Justice and we expect to close the acquisition this quarter.

     Instinet have released their figures today. All I will say today is that they have hit their all important Q1 earnings number and, as David has just shown, their market share has reached an impressive 10.3% of the total US market.

     Given the climate that I have just described, we have decided to take additional action this year to improve our margins, including actions to accelerate our cost savings under the business transformation programme which we began last year. To achieve this we will be taking some additional once-off charges this year and this leads me on to the second topic in my agenda today.

     I am glad that we had an early start on our business transformation programme last year and have laid the foundations to reduce our cost base and also to grow future revenues.

3

Business transformation objectives

     Our business transformation is about three basic things. First, rationalising our architecture and moving us to an IP-based architecture that is lower cost, global and scalable; secondly, adding new capabilities to enhance the value of our existing products and, thirdly, pulling the whole range of internet technologies into Reuters to improve the way that we do things internally.

     From what I read about Reuters, it is clear to me that we really have not done a good enough job in explaining what the business transformation is all about. It is not simply about taking Reuters content and blasting it over the public internet. It is really about going out and seeking and harnessing a range of today’s technologies and pulling these right into the Reuters product line. What it is ultimately about is cost savings from scale and lighter weight deployment, and revenue growth from adding new capabilities that are delivered to new and existing customers.

Business transformation investment to date

     This slide shows how we have invested the £213 million spent to date: £139 million last year and £74 million in this half.

     We have two broad categories of investment: Product Architecture and then Organisation & Process Transformation. Let me tell you a little more about the projects that fall within these categories.

Business transformation: types of investment

     We have invested £124 million in product architecture. Under this category, we have product enhancements which are really about ensuring we are best in class in key areas of product differentiation. Examples include user interaction and community building where we have our instant Messaging Initiative with Microsoft, and also enriching the “user experience” through multimedia content creation and delivery via NewsML, our XML content standard.

     Distribution is about lowering cost by building a standards-based, coherent architecture to deliver and support our products and to expand the markets that we can reach efficiently. For example, our Reuters Investor Product suite reduces distribution costs by using the internet to reach the retail customers of over 500 institutions world-wide. We bill on the basis of page views and these have increased to 850 million per month, from about 140 million per month this time last year, and from 15 million in February 2000 when Peter Job first announced out internet strategy.

4

     During this 18-month period, our revenues have increased from about US$5 million on an annualised basis at the time to the US$35 million-plus that we forecast for this year. Now, that is pure internet, pure growth and real money to Reuters.

     The second category of investment is Organisation and Process Transformation where we have invested £89 million. We have invested £13 million in the deployment of e-Procurement to the employee desktop allowing us to leverage our global purchasing power in the marketplace. In the first half of 2001, we have already saved some £5 million through e-Procurement.

     We have several programmes under way to streamline our internal processes and apply technology to help us work smarter and to reduce our costs. For example, customer service and business support functions are being consolidated into four key locations to achieve greater scale, efficiency and quality. This last point is really important. Great service will be one of our key differentiators going forward.

Business transformation 2003 cost savings

     Let me turn now to the cost savings that we will be achieving from this investment. This slide illustrates how we will reduce our cost base by £155 million in 2003, a little over the £150 million that we had originally forecast. We are expecting to see cost savings of about £45 million coming from our new architecture and a total of £110 million to come from the application of technology to drive changes in our business processes in the three categories that are listed there. We are absolutely confident that we will meet these cost saving targets for 2003.

Summary of cost savings 2000/02

     This slide shows how we expect those savings to be phased. We are already starting to see the results of these plans coming through in cost savings, amounting to some £15 to £20 million this half. We also expect to bring some of the £155 million forward into next year, so that instead of seeing just over a half, as we had originally forecast, we should now see about two-thirds.

Summary of cost savings 2000/02

     You will see from our press release that we have taken a decision to introduce other cost saving measures in response to market conditions. Since starting the transformation programme, the business environment has changed and we believe it is

5

prudent to target additional savings of some £10 million this year rising to £35 million in 2002. There is a once-off charge associated with this decision of some £25 million of costs this year.

     Similarly, Instinet is introducing its own aggressive cost reduction programme and is anticipating a once-off cost of £20 million this year to deliver savings of £15 million in 2001, rising to £50 million in 2002.

Summary of cost savings 2000/02

     Much of the savings in both the Business Transformation Programme and in these other measures derive from a reduction in headcount. This is something that Reuters does not take lightly. Rather than setting a top-down arbitrary target, we have undertaken a careful review of our business requirements and identified the number of people required to fulfil them given the savings that technology and process reform now make possible. This has resulted in a target reduction of 1,100 over two years for Reuters, split about equally between the two years, and 240 at Instinet all in the current year.

     This process is never easy or pleasant and I am really grateful to our staff for their patience and especially their support at this time. We will continue to review our level of spending in light of market conditions, but reducing our cost base to create a more flexible and agile business will remain a key objective of the business transformation programme. I am personally committed to delivering these savings, and have every confidence in our ability to do so.

Summary of once-off charges

     To summarise the investment position, we plan to invest £15 million more on business transformation this year, bringing the two-year total to £304 million; £25 million on the additional measures, and £20 million on a new programme at Instinet. This investment allows us to accelerate the cost savings from the transformation programme and generate additional savings to improve margins under current market conditions.

     Let me turn to my third topic – our new organisation and its benefits.

New organisation objectives

     Our new organisation is about achieving three key things:

     First, simplicity. Reuters has been a complicated company – sometimes for good reasons but sometimes not. Part of what we need to do is simplify, rationalise our options

6

and focus. Second, putting the customer at the very centre of our organisation. We are organising ourselves to serve their workflows and to provide integrated solutions to their problems. Third, removing duplication and making our global scale count in our favour, and not against us as it sometimes has in the past.

     Achieving these three things will deliver strong revenue growth and improving margins, which is what we are aspiring to in the medium to longer term. In October we have scheduled a session to coincide with our third quarter review. I will update this picture but principally focus on strategy and targets, cast in terms of the new customer segment organisation that we have just announced. For now, I would like to give you a preview of the segments we are addressing in our new organisation.

Reuters customer segments

     These four segments: Treasury, Investment Banking/Brokerage, Asset Management and Corporates and Media are generally the segments that we have been serving for some time, but we are now organising ourselves to provide real focus.

     First, Treasury, the largest of the four segments in terms of our existing revenue, and the one focused on serving the FX and money markets. This is a relatively mature business but, moving to a customer segment view here, we are creating a unique offer in this marketplace. We expect to see benefits from improved cross-selling and integration opportunities and from the potential to target new sources of revenue with new business models. For example, our year-old Treasury Solutions business helps our clients leverage their dealing liquidity to create order flow from the buy-side. Since June last year the number of clients has grown from about 15 to 35, which augurs well for this new business.

     Second, in Investment Banking and Brokerage we have a strong and established competitive position. The sell-side continues to face tough market conditions, particularly in equities. Despite this, we still see good growth opportunities here, which derive from our new focus on this segment. By addressing these institutions on an enterprise basis, rather than just a core trading floor with some positions deployed beyond it, and by helping them to significantly reduce their cost base through STP, we expect to see new growth here.

     Now let me turn to Asset Management. As you can see on the chart, this market has a high potential for growth and a relatively low penetration at present by Reuters. We

7

have had some success in this segment, mostly in Europe, and we see good growth opportunities here for Reuters.

     As asset management shops get larger and more diversified, they need the same sell-side enterprise solutions that have driven Reuters success. A good example is at Putnam Investments, where we have provided a solution that transforms the entire end-to-end investment management process. The solution deals with the real-time integration of Reuters and internal Putnam applications, from pre-trade analytics and decision support, through execution, to back office valuation, risk management and accounting. This type of solution is currently available to only our very largest clients and our capability to offer this solution to all types of clients will grow considerably through the acquisition of the selected parts of Bridge which we are purchasing, about two-thirds of the revenues of which fall into the asset management segment.

     The Bridge assets will complement Reuters existing businesses in other significant ways as well. For example, by adding new trading and order routing capabilities to our equities offerings.

     Finally I turn to the Corporates and Media segment. Through our online Media group, as well as our affiliates TIBCO and Factiva, we have seen considerable success in this area, but we have more work to do to refine the strategy of the former Reuterspace. Over the last 18 months we have invested in creating valuable options on new businesses in these areas, and now we are in a position to select those that we want to take forward at scale, to form the basis of a substantial and profitable business in these segments.

     This drive for focus has resulted in our move to spin out the Greenhouse Fund. Our original purpose was to get out there and obtain first mover advantage in learning about new technologies and new business models. That strategy has yielded great advantage for us and is still relevant, but I believe we have found a better way to implement it which is less distracting for all of us and delivers less volatility in our results.

     Overall in this segment we aim to secure the higher growth prospects we seek outside the financial markets, through both organic growth and by careful acquisition. We intend to become as integrated into the workflow of non-financial enterprises as we are within the financial community. We will do this by extending our existing capabilities to new customer sets, exploiting new channels and adding new capabilities such as research.

8

     I have framed this glimpse of our opportunities by customer segment, but we are mindful that many of our clients are present in more than one segment. One of our prime objectives is to offer seamless integration across these workflows as well. We will be the partner of choice for customers who want to make their businesses better informed, technologically integrated and efficiently managed across all aspects of their operations.

Summary

     In summary, Reuters will be delivering revenue growth and cost savings. We are focusing totally on managing the way we do business – our architecture, our processes, doing things once – to create an efficient business that delivers good and improving margins. We are ruthlessly putting Reuters into fighting shape for the turbulent current period, while investing for future growth from our strong cashflow.

     Reuters is – and I am – absolutely committed to achieving a new level of clarity and direction in our business. We will focus intensively on our strategic goals and on our customers, giving them world-class solutions, excellent service and driving revenue growth.

END

9

REUTERS

Interim Results & Business Review

Tom Glocer
CEO

Meeting agenda

Interim results presentation	David Grigson
Business review	Tom Glocer

- Prospects for the second half
- Business transformation and cost savings
- New organisation and business goals

Q&A

Revenue by quarter

£m
1,200
1,000
800
600
400
200
0
11%
6%
17%
11%
10%
7%
6%
4%
Q3
Q4
Q1
Q2
2000
2001
Reuters Group
Reuters Financial
% numbers show underlying growth rates

Sources of revenue protection

- Business well diversified
- Gains versus competitors
- Software / solutions capability

Competitive gains in key US segments

	Number of accesses
Prudential	11,000
Deutsche Banc Alex. Brown	1,600
McDonald Investments (KeyCorp Co)	1,300
Bear Stearns	2,250
Total	16,150

Sources of revenue protection

- Business well diversified
- Gains versus competitors
- Software / solutions capability

Solutions offer - CSPB

Retail client
Reuters Consulting
RPMS
CSPB Portals
Investor
Markets & Counterparties
Foreign Brokers
TIB / Rendezvous
RITD
• Order entry & validation
• Position keeping
• Trade aggregation
• Routing
• Confirmations
TIB / Mercury Online
Instinet
• Execution
• Confirmation
Other Markets
CSPB Host
• Clearing & Settlement

Business prospects

- RF recurring revenues forecast to grow at 3% H2
- Solutions / once-off revenues harder to predict: forecasting 10% growth H2
- Weak net orders likely to impact growth into next year
- Additional once-off charge in 2001

Business transformation Objectives

- Rationalising architecture - lower cost, global, scaleable
- Adding new capabilities
- Using Internet technologies to improve efficiency

Business transformation Investment to date

£m
160
120
80
40
0
£139m
£74m
New product architecture
Organisation & process transformation
2000
H1 2001

Business transformation
Types of investment

New product architecture

- Product enhancements
- Distribution

£124 million

Organisation and process transformation

- E-procurement
- Streamlining internal processes
- New organisation

£89 million

Summary of cost savings 2000 / 02

	Cost savings £m 2000	2001	2002
Reuters			
BTP	15	50	105
New measures	-	10	35
Instinet	-	15	50

Headcount reductions 2001 / 02	
Reuters	1,100
Instinet	240

Summary of once-off charges

	2000 £m	2001 £m
Reuters		
BTP	139	165
New measures	-	25
Instinet	-	20
Total	**£139m**	**£210m**

New organisation Objectives

- Simplicity and focus
- Putting the customer at the heart of our business
  - Organise around customer workflows
  - Provide integrated solutions to problems
- Making global scale count in our favour
  - Increase commitment to quality
  - Integrate and streamline Reuters

Reuters customer segments

High
Market growth
Low
Asset Management
Corporates & Media
Investment Banking / Brokerage
Treasury
Low
High
Reuters competitive position
£500 million Reuters revenue

Summary

Reuters is totally focused on

- Revenue growth
- Margin improvements
- Great customer service

Revenue by geography

	2001 £m	2000 £m	Growth Overall	Growth Underlying
Europe, Middle East & Africa	910	821	11%	7%
The Americas	766	615	25%	12%
Asia / Pacific	264	260	2%	2%
Total	1,940	1,696	14%	8%

Instinet - reconciliation UK to US GAAP

$m	UK GAAP	US GAAP	Variance
Revenue	699	826	(127)
Costs excluding goodwill	(542)	(659)	117
Contribution	157	167	(10)
Goodwill charges	(7)	(4)	(3)
	150	163	(13)

Explanation of variances

Soft dollar and commission recapture

Soft dollar and commission recapture costs primarily relate to the purchase of third party research products as well as payments made as part of the Instinet’s commission recpature services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs (totaling $110 million) are not grossed up but are netted against each other.

Other

Other revenue variances include interest income, mark to market gains and losses on investments held at the balance sheet date and currency translation. Other cost adjustments include stock based compensation charges and currency translation.

ARCHIVED

REUTERS GROUP PLC INTERIM RESULTS
Six Months to 30 June 2001

Tuesday, 24 July 2001

The comments below may include forward-looking statements within the meaning of US securities laws. For a discussion of risk factors which could affect future results, please refer to the Risk Factors section (http://about.reuters.com/results/140.asp) of Reuters Interim Statement for the six months ended 30 June 2001. Copies of the Interim Statement can be obtained either from the web or from our offices in London or New York.

Question & Answer Session

     Tom Glocer, Chief Executive: David Grigson and I will now be happy to take your questions. In addition to the audience here in London where I see there are already a few hands going up, I just want to mention that we do have audience live over both the Internet and audiolink. So for the benefit of the virtual audience it would be helpful if you would wait until we get a microphone over to you, and for their benefit announce your name as well as your organisation. Thank you very much.

     Guy Lamming (Lehman Bros): Tom, two questions for you. Can you give us a flavour of what the Chief Executives and Chief Technology Officers of your largest customers are saying to you right now about their spending intentions for 2002/2003, particularly in the light of the fact that most of the people in this room are working in environments where there are quite significant cost savings going on.

     The second question: most of us I am sure have worked in environments where there have been major business reorganisations, and often it involves six months of being very internally focused and lots of meetings at Hanbury Manor, and not being externally focused which is what you are saying you are trying to achieve. Could you give us some comfort and flavour of how you are going to make sure that you are going to be achieving your external focus while at the same time doing this big internal reorganisation?

     Tom Glocer: I will start with the second question and work backwards to the CEO/CTO question. First, I have been to Hanbury Manor along with some other rather draughty offsites; it is a risk in this sort of a programme. The best answer I can give is the way in which we both developed our Reutersplus business in the US, and the way in

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which we are going to market with some of our newer offerings, which is rather than to go off and do some customer surveys, and then crawl back internally to Hanbury Manor and other places, do two years of product development and then spring a product on the market, we are working much more interactively now with our customers to develop solutions which meet current market needs, and above all else integrate into their workflow. That has been one of the big drivers of our growth in consultancy and solutions, and it carries through right into product development.

     I agree with you there is certainly a risk in large programmes to be internally focused. We have a certain amount of focus internally just to deliver these savings, but we are going about product development in a way which is the only one I have found over time which delivers products that you know hit market needs because, in fact, if you have chosen the right clients to work with, and we think we have, certainly through our focus account programme, we are delivering solutions to meet practical needs.

     The second part of your question as to what folks are actually saying about 2002 and 2003, we look a lot more to their deeds than what they are saying. It is not fashionable these days in any of your institutions, or anywhere else for that matter, to say ‘we are going be ramping up investment’, rather the contrary, but people are also looking at how they can remove large slots of costs from their operations. So whether it is something like the Putnam example or the CSPB one, to me that speaks louder than what I am hearing one-on-one. For years, ever since I have been going out to see customers, they have always said ‘we want more and more, and we want to pay you less and less.’ I do the same thing when I go out to buy a car!

     What we are seeing is a good amount of investment in the solutions which help our clients achieve goals. A big one on everyone’s mind at the moment is how you achieve T+1 going into 2003. Everyone realises one has to spend a lot of money on technology to get there, even if it is maybe not that fashionable a thing to say.

     Jonathan Helliwell (Goldman Sachs): Some clarification on the cost savings that you were talking about. Everything you are talking about here today is adding up to £240 million savings by 2003, if I have that right. Could you clarify whether it is still your intention to pull that all through to the bottom line, in which case we should all be effectively adding six to seven percentage points to our operating margin by 2003,

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or do you reserve the right to keep some of that back for pricing initiatives, investment in other areas, etc. Also you mentioned revenue synergies as well as cost synergies, is that number all cost synergies or does it include some revenue synergy assumption that is within the business transformation costs? How are you going to report it as well going forwards? Are we going to keep seeing this number stripped out as you move to a new divisional structure or how will you manage that information process?

     Tom Glocer: I am going to let David tackle the reporting one, but I will tackle the other two on the way to it. First, it is pure cost savings, it is not revenue synergies in that number, otherwise we could get you a much larger number. Two, in terms of how much of it will pull down to the bottom line, what we are focused on certainly when we present as opposed to Instinet later on, is first the savings programmes at Reuters, so the line item which is the Instinet savings over two years you should direct to Doug Atkin and Mark Nienstedt of Instinet.

     As for our savings, the £155 million from business transformation, our plan has always been to pull that down net to the bottom line. Obviously market conditions can change, and I signalled we would be sensitive to them in both directions. With respect to the additional cost savings measures of £10 and £35 million, those we have not taken out as you have seen from the slides into 2003, because we will want to look at what the market looks like at that point and reserve the right to increase them, but also reserve the right to invest them for future growth, very much depending on what we see the situation is like.

     David Grigson: Let me just come back on that last point, Jonathan, as well. What you add depends on what you have already included. I have just made the point that the £150 million we talked about in 2003 we have talked about for some time now. So these are not added to things we have said previously.

     On the reporting, from talking to a number of you beforehand, this is quite a complex picture of cost reductions and we are not entirely sure what you have factored into your previous forecast, so it is difficult for us to give guidance around the impact of this. What we have talked about doing previously is giving guidance more around margins than around absolute amount of cost savings. That is something that we will increasingly move towards.

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     Yes, we will talk about the cost saving initiatives we have taken, yes, we will talk about the impact it had on our business, but we will wrap it all up in something in which you can tell it is in the bottom line and which we do not have to make adjustments to various different lines depending on what you have taken in, what you have not taken in and so on. As quickly as we can, we will move towards reporting more on that basis than this detailed breakout.

     Michael Nathanson (Sanford C Bernstein): I have three questions, two for you and one for David. First, in the past couple of years in Reuters Information top line growth has bounced around; some of that was Y2K 99, post-Y2K in 2000, implosion of Bridge and ADP and Telerate. I wonder looking out at the year if you integrate and get the Bridge asset you want to get, a year from now and assuming normal market conditions what is top line growth for Reuters Information, looking at it that way?

     The second thing within Reuters Trading Solutions is that over the past six months I have watched a lot of US companies talk about their pipeline, and I wonder how visible is that pipeline for you in Reuters Trading Solutions? How many months out is that? What kind of cancellation rates could possibly happen?

     The third question is for David, which is to ask are the cost savings from Reuterspace included in your long-term estimates of overall cost savings?

     Tom Glocer: Let me tackle the first two. Obviously everything is factored into the assumption of what are normal market conditions, and Bridge obviously has two other factors; one is the simple overlay of the additional revenues, which are certainly nice and appreciated because if we are getting it on the basis that we have done our models, and things are moving a little with the option of the Telerate assets – which I am happy to address – but we are still buying it on something well below a one-times revenue basis. Just those coming in are good revenues. In addition, we would expect in essence an accelerator effect when we are able to combine Bridge capabilities into the Reuters product line. I pointed to a couple of those earlier, including the use of the trading capabilities to achieve our ‘view-and-do’ offer, especially in equities.

     To answer your question, you could pretty much look at what we were doing in RI through the first half of this year as being normal, in that it has both an upmarket and downmarket portion of it, the beginning of the period including good gains still coming

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through from last year, and the end of the period seeing some cancellations coming through as well.

     In terms of RTS, it is less a question of cancellations. What we are looking at into the second half is still 10% growth over what was a strong end of the year last year, and we are seeing good pick-up, especially for the TIBCO-based solutions. That business is still looking good, certainly if I compare it to something like the Nokia Networks or Ciscos of the world.

     David Grigson: The answer is that some of the reductions in the losses that we will be taking or seeing in Reuterspace, or mostly redefined as corporate media segment next year, are included in our cost reductions – but let us remind ourselves, the cost reductions that we have talked about here are principally Business Transformation-related, and those clearly are not impacting directly into Reuterspace in the majority of instances. However, some of the management action cost savings that we have talked about will affect Reuterspace. The majority of the decrease in losses, though, are some of the businesses coming through to profitability, some of the new businesses coming through to profitability next year, and we are working on our margins within our media business. Clearly things like Greenhouse costs, which I have talked about, are coming down, and those are incremental to the savings that we have talked about today.

     Mike Picken (CSFB): First, I would like to return to the restructuring question, which obviously you have been dogged by a little bit. In terms of base, just to clarify it, 1999 was the base at which you were looking to establish these cost savings; perhaps you could clarify where the costs start from? Then on the additional investments you have announced today, the pay-backs seem awfully large. Usually when we see companies cutting costs by losing people it is typically £1 for £1, and yet what you are saying here is investing £12 million and getting £35 million back, with Instinet taking £20 million for £50 million. I wonder how that is achieved, because that looks pretty good?

     In terms of Bridge, you have not mentioned how it integrates with this; are these all pre-Bridge or are you including some Bridge savings in that? There are quite a lot of questions on restructuring, I appreciate.

     Secondly, perhaps you could talk about the Transactions business. You gave some very interesting guidance, probably more than we have had in the past, which is always

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useful on sales, but you did not talk about the Dealing products. I guess you do not want to talk about Instinet, but can you tell us what is happening to the Dealing business? Also perhaps if I may ask a third question, what is happening at Savvis?

     Tom Glocer: I have about seven questions! I will let David answer a couple of the ones in the middle but I will start with the easy one. Yes, 1999 is base year in terms of seeing the cost reductions on top of that. I will hand over to David if he wants to comment upon why Reuters people are seemingly more expensive than Instinet people.

     David Grigson: This is the pay-back issue, Michael. As you have said the numbers are £25 million in one-off costs and £35 million in savings. On the people aspect of that it is a little bit more than one-for-one, and that clearly is partly dictated by where we expect those heads to come from. There are incremental cost savings associated with some other factors which are not entirely people-related, but the opportunities connected to being able to reduce our head count.

     In Instinet the pay-back looks to be hugely better even than in Reuters. That is simply because the headcount element of the £50 million in savings is about half of it. The rest of it, and it is reasonably detailed in our press release, is going to come from other areas – almost entirely across the board, advertising, some technology costs and so forth. So it is about half people and half just shaving right the way down through the cost categories.

     Moving to the base issue, this is a little bit hard, because going back and constantly referring to a base which is disappearing further and further back into the past is a very difficult thing to do. The way to look at it is to say that the cost savings that we are projecting from this point onwards are against today’s base. The cost savings that we took in the first half of this year, which is about £15 million, was against the base that we inherited at the beginning of the year, and the cost savings we took last year, which was about £15 million, was against the cost base that we inherited at the beginning of that year. Thus there are some moving bases, but the majority of the cost savings we have talked about here, and certainly all the new actions, are related to our current cost base and savings against that.

     Tom Glocer: I still owe you some answers. In terms of Bridge, the short answer is that none of those savings are factored into these. Yes, there should be significant opportunity there — with a note of caution that we have already indicated that

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we view it as turning accretive in 2003, and so factored in there is a certain amount of the cost savings. However there is additional scope.

     Your other question was on Dealing. If you look at a half-to-half comparison we have seen the overall transactions continuing to trend down. However there was an interesting trend from which I draw considerable confidence in Q1 to Q2. If you look at our accesses in the Dealing community, year-on-year looking at the half year they were down 6%, but when you look Q1 to Q2, which was obviously not a particularly rich moment for our clients, the accesses only fell in that environment by less than 1%. I take that as a very good sign, because it is an environment in which if people could they would take out as aggressively as possible. That may be the best indication I can give you on the transaction side. We are seeing good continued growth in our forwards business, and otherwise generally pretty stable conditions at the moment.

     On Savvis: Just to be totally clear, our strategic commitment is to Radianz which we view as the premier platform, building the extranet for the financial community. Savvis is something which we essentially inherit in acquiring Bridge; we had to pay to get there, and we have essentially to pay money over to Savvis while Bridge connections still hang from it, and to keep it operating because it is financially tenuous, but we do not intend on our side to make that a strategic investment.

     On the Radianz side there might be interesting opportunities to combine what are complementary networks, but that would be very much a Radianz strategy.

     Patrick Wellington (Schroder Salomon Smith Barney): David, you said you would prefer, over a period of time, to give some guidance around margins rather than cost savings. To give you a hand, your core business reached a peak margin of 18% ex Instinet. Last year, with the business transformation costs, your margin in the core business was about 10%. Other professional publishers, into which category you broadly fit, do about 20%. With the benefit of your cost savings, you should really be knocking on the door of that 20% over the next couple of years. Without anticipating what you will do in October, you might want to talk around that logic, which gets you away from the basics.

     David Grigson: I can never fault your logic, Patrick, and the logic is sound. The margins came down principally because of the high levels of investment and the step-up in investment in business transformation. As the transformation costs, which

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will peak this year at £165 million, come down to £75 million, then we should assume that there would be some small incremental cost to incur in the following year too, albeit pretty small. That clearly has an uplift in margins, even if it did not deliver some cost savings. Of course, at the same time as it delivers cost savings, we would see our margin improvement come from that as well.

     The other variable in the margin equation is called revenue. We have talked here today about revenue through to the end of this year, and suggested what that might mean in terms of exit rates into the early part of next, but we have not really talked revenues beyond that. That is much more the focus for October, and that will probably be the time to come back and address this in a little more detail.

     Patrick Wellington: With an improvement in growth of 7% in Information, you would be looking quite good.

     Nancy Bobrowitz, Senior Vice President, Corporate Communications: We have questions on both the webcast and via the audiolink. We will start with a question from the webcast, from Alastair Anderson of Magus Capital Management. He says that, in the first quarter you said that you reserved the right to pass on to customers some of the annual cost savings. What proportion of the savings could be applied at this point and to what extent would that be necessitated by competitor developments versus the strategy to boost topline volumes?

     Tom Glocer: At the first quarter statement, we reserved the right of passing back benefits to our customers. Obviously cash, in the end, is fungible and there is the issue of whether it comes out of costs savings or other places but, at the end of the day, that does not matter very much. At the moment, we do not see any particular reason, even in these market conditions, to adjust what I think has been the very sensible position that Peter Job has had as a policy for a very long time, which is not to look for significant price increases as the place in which to boost your revenues but rather to do it through market share gains and new products. I do not see that changing.

     Conversely, I do not see an enormous amount of price pressure out there. With respect to the savings from business transformation, I would expect those to fall down to the bottom line.

     David Fitton (Schonfield Capital, US): With regard to the Bridge acquisition, if the Department of Justice comes back and says that the deal can go, but you

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cannot have this ticker plant —because there are only a few of them in the United States —does the deal still work for you?

     Tom Glocer: It is not likely that the Department of Justice would come back in that manner. I would rather not get into the theoretical “would we live with Bridge minus an arm, or minus a leg?” debate. The competitive position in the US is such, and the Bridge assets are complementary to Reuters, rather than additive, so that I would not expect that to be the case. However, if you would like some guidance from the past, we ultimately shut down the Quotron ticker plant in Silver Springs, Maryland, after the acquisition.

     David Fitton: Did you do that voluntarily, or were you ordered to do that by the regulatory authority?

     Tom Glocer: We did that voluntarily.

     Meg Geldens (Merrill Lynch): I was wondering if you could give a bit more colour on the slow down by price tier, because the number of accesses was flat for higher tier and you have obviously signed a lot of new lower tier deals with Prudential, Bear Stearns. So is that a trend going forward — that the higher growth is going to be on the lower price tier products such as the ones you have just done contracts with?

     Tom Glocer: The lower and medium tier have been growing faster over the last year or two, as we penetrate a less occupied part of the market. At the 3000 Xtra level, we did see nice access growth, from 27,000 units to 43,000. Do you know the installed position we are in — 21,000 installed So there is a good chunk of 3,000 Xtra sold but not yet installed, meaning that it has not yet come into actual revenues.

     Meg Geldens: There are some other higher tiers that are substituting that?

     Tom Glocer: We are running at just up to 90% in terms of substitution but even in the substitution, 3000 Xtra is generally a step up in price point and obviously for the 10%+ that are new/new sales, we capture the entire pyramid.

     Neil Carter (ABN AMRO): Can you tell me what are going to be the product milestones coming out of the business transformation project and the timing on

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those? In terms of the core Reuters installed base at the top end, is it important to transition that base over to 3000 Xtra in time?

     Tom Glocer: I will take the second point first. It is important from a customer point of view because 3000 Xtra is such a superior product. I am particularly mindful that, since we are one of the few institutions where our customers are also our analysts as well as our institutional shareholders and because of our relatively lower penetration into asset management, which as you see we have organised ourselves to do something about, we often do not have our best products in front of the people who are judging how they look versus the competition. It is important, therefore, to get greater penetration of 3000 Xtra. Also, ultimately, as the asset management segment takes on a full head of steam you will see in our product line a greater specialisation of the products.

     I am now going to segue into answering your first question: the whole strategy in terms of the product architecture is to have a common back end – to try to achieve mass customisation by getting the full scale of Reuters to count behind the scenes. Then in front, at the customer segment level and still also by geography, to account for different variations in the way people like to see and trade, to have the work done on the presentation and application level, rather than in the back end.

     What we have tended to have over the years in Reuters, which is very much a function of the geographic nature of the company, is end-to-end parallel investment. Thus, we would have graphics being built in ten different parts of the world, rather than having a common graphics engine available to different presentation layers, whether it is for asset management to show relative performance against a sector benchmark, or for an investment banking product where you might want to show a comparables analysis if you were doing a mergers and acquisitions assignment.

     In terms of the actual deliverables, we are out now in this form of interactive customer development – I guess you could call it an early beta – on European power, which is a product geared at the growing power market, the energy market, in Europe. We have a product in the fixed income space called ‘Corporates and US Agencies’, which is aimed, as the name implies, at the people who trade and sell debt of US Agencies and Corporates.

     We are seeing growth in a product called RMMi, which is an online information product, mostly targeted to the individual, lightweight, browser delivered. That is

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basically what is out there. Essentially, however, once we have the architecture built, we can come out far more products without having to design end-to-end. Instead we can have the segments, take the basic architecture and then really hit the sweet spots of growing markets.

     Colin Tennant (Lehman): You referred to the opportunity in straight-through-processing and what you were doing in the retail area. Given what people have said about the amount of money and investment that has been directed at this area over the next few years, do you feel your assets equip you adequately to get a share of that or might this be an area in which we see some acquisitions?

     Tom Glocer: Good question. I think we start out with a very attractive, what Philip Green, Reuters Chief Operating Officer, often calls our ‘closet’ full of assets, largely based on the TIBCO product suite, including the use of middleware messaging, but extending to a lot of their applications as well. We now have the consulting capability coming on stream, but I could certainly see selective acquisition. We made one during the first half in France, which is Diagram.

     Over the years in doing a lot of risk management in Kondor+ position-keeping sales, we found that especially in France, but in other parts of continental Europe as well, we were working a lot with one particular back office solutions provider, which was Diagram. So natural linkage, APIs already largely in place expand, cement the relationship, better opportunities for cross-selling, expanded to markets. I think that there are other providers out there. Certainly on a regional basis, if you try to achieve STP in Latin America, of which I have some experience from running, you are not going to find an off-the-shelf product in London that takes account of the Argentine Creep Convention or the dirty pricing of fixed rate instruments, so it does make sense to complement the product line.

     Since you asked the question, I cannot let go without also pointing out that Lehman has been another great example over the last year of an institution that used to build and had its own middleware. Fortunately they came to the same conclusion we did, that it does not make a lot of sense for an investment bank to keep a full-time staff trying to keep up with what TIBCO and TIBCO Software do. In a rather courageous decision, the new CTO and CIO at Lehman Brothers said they wanted to enter into a strategic relationship with Reuters. We actually took on board the Lehman employees who were part of the

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group, who maintained the legacy system. That allowed us to then swap over behind the scenes without disrupting the front end user workflow from this proprietary Lehman’s middleware to standard˜Rendezvous. The people we got were actually very good once we transitioned them from just supporting legacy Lehman applications to working more generally with TIBCO Rendezvous.

     So thanks for the example, and thanks all of you for coming.

- Meeting ends -

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